082-03818

GRUPO HERDEZ.

Abril 26 del 2006.

[redacted]

06018999

SUPPL

Lic. Carla Filler Ojeda.
Dirección de Vigilancia de Emisoras.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Norte – Planta Baja.
Conjunto Plaza Inn.
Col. Guadalupe Inn.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras dictaminadas del 4to. trimestre del 2005 de Grupo Herdez, S.A. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

PROCESSED
DEC 12 2006
THOMSON
FINANCIAL

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Finanzas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,448,188	100	4,551,983	100
s02	CURRENT ASSETS	2,018,358	45	2,274,705	50
s03	CASH AND SHORT-TERM INVESTMENTS	32,607	1	53,524	1
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	816,580	18	762,428	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	276,753	6	249,884	5
s06	INVENTORIES	832,077	19	1,139,535	25
s07	OTHER CURRENT ASSETS	60,341	1	69,334	2
s08	LONG-TERM	102,944	2	89,344	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	102,944	2	89,344	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	2,007,334	45	1,824,789	40
s13	LAND AND BUILDINGS	973,422	22	910,993	20
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,689,452	38	1,707,231	38
s15	OTHER EQUIPMENT	421,654	9	210,592	5
s16	ACCUMULATED DEPRECIATION	1,143,406	26	1,076,330	24
s17	CONSTRUCTION IN PROGRESS	66,212	1	72,303	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	313,426	7	363,145	8
s19	OTHER ASSETS	6,126	0	0	0
s20	TOTAL LIABILITIES	1,838,221	100	2,343,649	100
s21	CURRENT LIABILITIES	854,410	46	995,405	42
s22	SUPPLIERS	329,857	18	511,858	22
s23	BANK LOANS	228,454	12	384,782	16
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	188,518	10	13,440	1
s26	OTHER CURRENT LIABILITIES	107,581	6	85,325	4
s27	LONG-TERM LIABILITIES	796,237	43	1,030,960	44
s28	BANK LOANS	796,237	43	1,030,960	44
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	187,574	10	317,284	14
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,609,967	100	2,208,334	100
s34	MINORITY INTEREST	640,281	25	606,411	27
s35	MAJORITY INTEREST	1,969,686	75	1,601,923	73
s36	CONTRIBUTED CAPITAL	1,099,235	42	1,086,858	49
s79	CAPITAL STOCK	894,552	34	882,175	40
s39	PREMIUM ON ISSUANCE OF SHARES	204,683	8	204,683	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	870,451	33	515,065	23
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,119,632	120	2,770,881	125
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,249,181)	(86)	(2,255,816)	(102)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005
GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	32,607	100	53,524	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	32,607	100	53,524	100
s07	OTHER CURRENT ASSETS	60,341	100	69,334	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	60,341	100	69,334	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	313,426	100	363,145	100
s48	DEFERRED EXPENSES (NET)	215,426	69	217,457	60
s49	GOODWILL	88,050	28	81,760	23
s51	OTHER	9,950	3	63,928	18
s19	OTHER ASSETS	6,126	100	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	100	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	854,410	100	995,405	100
s52	FOREIGN CURRENCY LIABILITIES	77,641	9	939,516	94
s53	MEXICAN PESOS LIABILITIES	776,769	91	55,889	6
s26	OTHER CURRENT LIABILITIES	107,581	100	85,325	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	5,364	5	7,807	9
s68	PROVISIONS	83,443	78	64,369	75
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	18,774	17	13,149	15
s27	LONG-TERM LIABILITIES	796,237	100	1,030,960	100
s59	FOREIGN CURRENCY LIABILITIES	141,792	18	289,309	28
s60	MEXICAN PESOS LIABILITIES	654,445	82	741,651	72
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	187,574	100	317,284	100
s66	DEFERRED TAXES	168,984	90	289,769	91
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	18,590	10	27,515	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	894,552	100	882,175	100
s37	CAPITAL STOCK (NOMINAL)	432,275	48	422,715	48
s38	RESTATEMENT OF CAPITAL STOCK	462,277	52	459,460	52

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,119,632	100	2,770,881	100
s93	LEGAL RESERVE	90,179	3	90,178	3
s43	RESERVE FOR REPURCHASE OF SHARES	233,036	7	185,707	7
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,495,854	80	2,508,320	91
s45	NET INCOME FOR THE YEAR	300,563	10	(13,324)	0
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,249,181)	100	(2,255,816)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,249,181)	100	(2,255,816)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	1,163,948	1,279,300
s73	PENSIONS AND SENIORITY PREMIUMS	38,547	16,593
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,597	2,376
s76	WORKERS (*)	3,167	2,698
s77	OUTSTANDING SHARES (*)	431,999,963	422,446,363
s78	REPURCHASED SHARES (*)	37	9,553,637
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	5,705,585	100	5,630,938	100
r02	COST OF SALES	3,419,230	60	3,533,778	63
r03	GROSS PROFIT	2,286,355	40	2,097,160	37
r04	OPERATING EXPENSES	1,487,807	26	1,663,263	30
r05	OPERATING INCOME	798,548	14	433,897	8
r06	INTEGRAL FINANCING COST	85,578	1	85,579	2
r07	INCOME AFTER INTEGRAL FINANCING COST	712,970	12	348,318	6
r08	OTHER EXPENSE AND INCOME (NET)	(51,202)	(1)	(16,827)	0
r44	SPECIAL ITEMS	(73,786)	(1)	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	837,958	15	365,145	6
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	262,641	5	123,170	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	575,317	10	241,975	4
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	7,481	0	10,897	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	582,798	10	252,872	4
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	582,798	10	252,872	4
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	83,868	1	43,399	1
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	93,875	2
r18	NET CONSOLIDATED INCOME	498,930	9	115,598	2
r19	NET INCOME OF MINORITY INTEREST	198,367	3	128,922	2
r20	NET INCOME OF MAJORITY INTEREST	300,563	5	(13,324)	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF *INCOME*

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	5,705,585	100	5,630,938	100
r21	DOMESTIC	5,276,777	92	5,266,461	94
r22	FOREIGN	428,808	8	364,477	6
r23	TRANSLATED INTO DOLLARS (***)	39,401	1	30,854	1
r06	INTEGRAL FINANCING COST	85,578	100	85,579	100
r24	INTEREST EXPENSE	134,441	157	132,212	154
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	12,783	15	3,370	4
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(5,662)	(7)	(4,678)	(5)
r28	RESULT FROM MONETARY POSITION	(30,418)	(36)	(38,585)	(45)
r10	*PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT* SHARING	262,641	100	123,170	100
r32	INCOME TAX	290,051	110	120,649	98
r33	DEFERRED INCOME TAX	(39,910)	(15)	558	0
r34	EMPLOYEES' PROFIT SHARING EXPENSES	12,500	5	1,963	2
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	6,304,506	6,205,768
r37	TAX RESULT FOR THE YEAR	943,503	365,603
r38	NET SALES (**)	5,705,585	5,630,938
r39	OPERATING INCOME (**)	798,548	433,897
r40	NET INCOME OF MAJORITY INTEREST (**)	300,563	(13,324)
r41	NET CONSOLIDATED INCOME (**)	498,930	115,598
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	117,290	117,898

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,649,846	100	1,625,387	100
rt02	COST OF SALES	1,015,401	62	1,017,080	63
rt03	GROSS PROFIT	634,445	38	608,307	37
rt04	OPERATING EXPENSES	410,817	25	468,986	29
rt05	OPERATING INCOME	223,628	14	139,321	9
rt06	INTEGRAL FINANCING COST	9,395	1	19,592	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	214,233	13	119,729	7
rt08	OTHER EXPENSE AND INCOME (NET)	(70,455)	(4)	(27,427)	(2)
rt44	SPECIAL ITEMS	(73,786)	(4)	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	358,474	22	147,156	9
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	104,445	6	35,186	2
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	254,029	15	111,970	7
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	442	0	6,665	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	254,471	15	118,635	7
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	254,471	15	118,635	7
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	83,868	5	43,399	3
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	170,603	10	75,236	5
rt19	NET INCOME OF MINORITY INTEREST	71,935	4	52,497	3
rt20	NET INCOME OF MAJORITY INTEREST	98,668	6	22,739	1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

GRUPO HERDEZ, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,649,846	100	1,625,387	100
rt21	DOMESTIC	1,532,163	93	1,543,588	95
rt22	FOREIGN	117,683	7	81,799	5
rt23	TRANSLATED INTO DOLLARS (***)	11,443	1	7,024	0
rt06	INTEGRAL FINANCING COST	9,395	100	19,592	100
rt24	INTEREST EXPENSE	32,447	345	38,993	199
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	3,242	35	1,249	6
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,899)	(20)	(4,427)	(23)
rt28	RESULT FROM MONETARY POSITION	(17,911)	(191)	(13,725)	(70)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	104,445	100	35,186	100
rt32	INCOME TAX	78,227	75	(7,714)	(22)
rt33	DEFERRED INCOME TAX	17,301	17	42,900	122
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	8,917	9	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	25,559	22,764

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004
(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	498,930	115,598
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	66,635	213,834
c03	RESOURCES FROM NET INCOME FOR THE YEAR	565,565	329,432
c04	RESOURCES PROVIDED OR USED IN OPERATION	274,808	168,506
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	840,373	497,938
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(391,054)	(414,329)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(97,935)	(48,085)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(488,989)	(462,414)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(372,301)	(54,748)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(20,917)	(19,224)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	53,524	72,748
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	32,607	53,524

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	66,635	213,834
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	117,290	117,898
c41	+ (-) OTHER ITEMS	(50,655)	95,936
c04	RESOURCES PROVIDED OR USED IN OPERATION	274,808	168,506
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(81,022)	188,906
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	294,363	(245,139)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	65,002	93,442
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(182,000)	140,043
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	178,465	(8,746)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(391,054)	(414,329)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(391,054)	(414,329)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(97,935)	(48,085)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	6,303
c31	(-) DIVIDENDS PAID	(158,500)	(54,388)
c32	+ PREMIUM ON ISSUANCE OF SHARES	60,565	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(372,301)	(54,748)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(13,928)	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(329,856)	(24,406)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(28,517)	(30,342)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
			AMOUNT			AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.70		$	(0.03)	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.35		$	0.58	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.19		$	0.10	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.22	
d08	CARRYNG VALUE PER SHARE	$	4.56		$	3.79	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.12	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.72	veces		1.44	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		11.28	veces		(173.63)	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

RATIOS

AUDITED CONSOLIDATED Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	8.74	%	2.05	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.25	%	(0.83)	%
p03	NET INCOME TO TOTAL ASSETS (**)	11.21	%	2.53	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	6.09	%	33.37	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.28	veces	1.23	veces
p07	NET SALES TO FIXED ASSETS (**)	2.84	veces	3.08	veces
p08	INVENTORIES TURNOVER (**)	4.10	veces	3.10	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44.80	dias	42.38	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.22	%	8.35	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	41.32	%	51.48	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.70	veces	1.06	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	11.93	%	52.43	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	39.66	%	56.49	%
p15	OPERATING INCOME TO INTEREST PAID	5.93	veces	3.28	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.10	veces	2.40	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.36	veces	2.28	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.38	veces	1.14	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.09	veces	0.97	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.81	%	5.37	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	9.91	%	5.85	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.81	%	2.99	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	6.25	veces	3.76	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	79.97	%	89.60	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	20.02	%	10.39	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	88.59	%	44.57	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

GRUPO
HERDEZ

March 2, 2006

Dear Members of the Board,

It is with enthusiasm that I inform you that the operating results in the last quarter of 2005 continued their favorable trend, allowing Grupo Herdez to achieve its best fiscal operating income in the last fifteen years.

Total sales as of December 31, 2005 rose to $5,705.6 million, an increase of 1.3% in real terms despite the elimination of products during the period.

Domestic sales benefited from good performance in the pastas, moles, and home-style sauces segments, and the recent launch of new products and packaging.

The outstanding performance of our exports to the United States is worth noting, which despite supply problems with certain raw materials, rose to $428.8 million, an increase of 17.6% and representing 7.5% of total net sales.

The cost of goods sold as a percentage of sales declined considerably from 62.8% in 2004 to 59.9% in 2005, due to i) stabilization in the price of some raw materials, ii) a different sales mix, and iii) the centralization of certain production processes, thereby increasing gross profit 9.0% for the entire year in restated figures.

We were more efficient in operating expenses, reducing various line items, primarily in sales expenses and in advertising and promotional investments. As such, total operating expenses declined during the period by 10.5%, or 3.4 percentage points in relation to sales, from 29.5% in 2004 to 26.1% in 2005.

The above factors translated to an 84.0% increase in operating income, which rose from $433.9 million posted in the previous year to $798.6 million in 2005, leading to a 6.3 operating margin point expansion. Similarly, EBITDA rose 66.0% from $551.8 million to $915.8 million in 2005 – the highest level in the last fifteen years.

At the end of 2005, Grupo Herdez recognized a number of extraordinary items, the majority of which were non-cash: i) a benefit of $73.8 million ($53.1 million after income taxes) as "impairment loss reversion" result of the adoption of Statement C-15 "Impairment in the value of long-lived assets and their disposal" issued by the Mexican Institute of Public Accountants, and ii) an after tax charge to earnings of $83.9 million derived primarily from the closing of the "Los Robles" Plant in Veracruz.

These two non-recurring charges of more than $30 million were offset by a $31.8 million recovery of asset taxes and other taxes.

The excellent operating results after extraordinary items drove up net consolidated income by 331.6%, from $115.6 to $498.9 million in 2005, while net income for Grupo Herdez totaled $300.6 million, which compares favorably to a loss of $13.3 million registered in 2004, a figure that included a net extraordinary charge of $71.8 million derived from the aforementioned adoption of Statement C-15.

The efficient use of working capital primarily in inventories, is worth highlighting, given that cash generated by operations rose to $835.0 million, an increase of 69.4% compared to 2004.

Of this amount, 42.9% was allocated to the acquisition of fixed assets, primarily: i) the acquisition of the three tuna-fishing vessels which had previously been leased, ii) the new plant of our associated McCormick de México in the "Duque de Herdez" industrial complex in San Luis Potosí, while the rest was channeled into maintenance investments to keep the Group's operating facilities at optimal levels.

Additionally, 46.1% of the cash generated by operations was allocated to debt payment, so that as of December 31, 2005, debt totaled $1,024.7 million, a decline of $345.4 million nominal pesos compared to year-end 2004. Our debt structure remains flexible, with 77.7% bearing long-term maturities, 79.2% denominated in domestic currency, and more than 60.0% secured at fixed interest rates.

This reduction in interest-bearing liabilities, combined with the considerable improvement in EBITDA, led to a decrease in the debt coverage ratio (Debt/EBITDA) to 1.1 times in comparison to 2.6 times in

2004, allowing for a more comfortable structure to finance our future growth.

Majority shareholders' equity in 2005 rose 23.0% taking out inflation, while the average return on majority equity was 16.8% and the average yield on consolidated shareholders' equity rose to 20.7%.

The strength of our results and financial flexibility are clearly the solid start of the path to achieve our goals of growth with the criteria of profitability and consumer focus. This is Herdez Evolution: Creating value for your trust.

Sincerely,

Héctor Hernández-Pons Torres
President and Chief Executive Officer

INFORME DEL DIRECTOR GENERAL
Cuarto Trimestre de 2005

Ventas Netas

Valores
Las ventas del cuarto trimestre fueron de $1, 649.8 un crecimiento de 1.5% mientras que de forma acumulada ascendieron a $5,705.6 millones al pasar de $5,630.9 en 2004 millones en 2005.

Las exportaciones alcanzaron $428.8 millones, un crecimiento de 17.6% en términos reales.

Unidades
Las ventas durante el trimestre pasaron de 11.4 a 11.6 millones de cajas, lo que significó un incremento de 1.5%. De forma acumulada, las cajas vendidas disminuyeron 3.1% reflejando en cierta medida los cambios en presentaciones, ya que en toneladas las ventas durante 2005 decrecieron 0.9%.

Costos y Gastos

El costo de ventas del cuarto trimestre se redujo ligeramente acumulando una baja de 3.2% durante el año. Como proporción a ventas, el costo acumulado disminuyó 2.9 puntos porcentuales al pasar de 62.8% en 2004 a 59.9% en 2005.

Los gastos de operación del trimestre representaron 24.9% sobre ventas, 4.0 puntos porcentuales menos que el mismo periodo del año anterior. De forma acumulada, los gastos de operación disminuyeron 10.5% al pasar de $1,663.6 durante 2004 a $1,487.8 millones durante 2005.

Utilidad de Operación y UAFIDA

La utilidad de operación del 4T05 ascendió a $223.6 millones lo que representó un incremento de 60.5% respecto al mismo periodo del año anterior. De igual forma, el margen de operación pasó de 8.6% a 13.6% de las ventas, es decir, una expansión de 5.0 puntos porcentuales.

La utilidad de operación al 31 de diciembre continuó con la misma tendencia de los últimos trimestres, acumulando un importante crecimiento de 84.0% al pasar de $433.9 millones en 2004 a $798.6 millones en 2005. Como consecuencia, el margen de operación anual se expandió 6.3 puntos porcentuales de 7.7% a 14.0% sobre ventas.

De igual forma, el flujo de operación UAFIDA finalizó el año 2005 con un sólido crecimiento de 66.0% al pasar de $551.8 a $915.8 millones con una expansión en el margen UAFIDA de 6.3 puntos porcentuales sobre ventas.

Costo Integral de Financiamiento

El costo integral de financiamiento se redujo $10.2 millones al pasar de $19.6 en el 4T04 a $9.4 millones en el 4T05.
El costo integral de financiamiento acumulado no registró variación alguna finalizando en $85.6 millones ya que los rubros que lo componen se compensaron entre si.

Otros Productos

Al 31 de Diciembre de 2005 se obtuvieron $51.2 millones de =Otros Productos= correspondientes a la recuperación de diversos impuestos, cifra que compara favorablemente con =Otros Gastos= por $14.2 millones registrados durante el ejercicio 2004.

Reversión de Pérdida por Deterioro y Partidas Extraordinarias

Durante el cuarto trimestre de 2005 se reconoció un beneficio por $73.8 millones antes de ISR como Reversión de pérdida por deterioro de acuerdo al Boletín C-15 =Deterioro en el valor de los activos de larga duración= emitido por el Instituto Mexicano de Contadores Públicos.

Por otra parte, también durante el último trimestre de 2005 se registró en =Partidas Extraordinarias= un cargo a resultados por $83.9 millones después de ISR.

Estas dos partidas, que no requirieron flujo de efectivo, implicaron un cargo extraordinario a resultados neto de ISR por $32.2 millones.

Utilidad Neta

Como consecuencia de los mejores resultados operativos, la utilidad neta consolidada creció 126.8% durante el trimestre al pasar de $75.2 a $170.6 millones, y para todo el año 2005 dicha utilidad ascendió a $498.9 millones, es decir, un incremento de 331.6% respecto al año 2004.

En el mismo sentido, la utilidad neta mayoritaria registró un importante crecimiento de 333.9% al pasar de $22.7 en el 4T04 a $98.7 millones durante el 4T05 con un incremento de 4.6 puntos porcentuales en el margen neto.

Al 31 de diciembre de 2005, la utilidad neta mayoritaria alcanzó un monto de $300.6 millones, cifra que compara muy favorablemente con la pérdida de $13.3 millones obtenida durante el mismo periodo del año anterior, que incluyó un cargo extraordinario por $93.9 millones originado por la aplicación del boletín C-15 mencionado anteriormente.

Flujo de Efectivo

De los recursos generados por la operación al 31 de Diciembre de 2005, 46.0% se destinó al pago de pasivos con costo, mientras que 42.9% se canalizó a la adquisición de activos fijos que se describen a continuación.

Inversiones en Activo Fijo

Las inversiones en activo fijo realizadas durante 2005 ascendieron a $358.4 millones las cuales fueron asignadas como sigue: i) 16.0% para la nueva planta de McCormick de México en el complejo industrial =Duque de Herdez= en San Luis Potosí, ii) 33% como inversiones de mantenimiento y iii) 51.0% para la adquisición de los tres barcos atuneros =Arkos I=, =Arkos II= y =Cartadedeces= que se encontraban bajo contrato de arrendamiento.

Pasivos con Costo

Al 31 de diciembre de 2005 la deuda bancaria fue de $1,024.7 millones, registrando una importante reducción de $345.4 millones nominales ó 25.2% respecto al saldo registrado durante el mismo periodo del año anterior.

LIC. HECTOR HERNANDEZ PONS TORRES.
DIRECTOR GENERAL DE GRUPO HERDEZ, S.A. DE C.V.

NOTA 1. ESTRUCTURA DE LA COMPAÑÍA.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:
A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GÉNERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA ÍNDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACIÓN O LIQUIDACIÓN.

B) LA ADQUISICIÓN, ENAJENACIÓN Y EN GENERAL LA NEGOCIACIÓN DE TODO TIPO DE ACCIONES, PARTES SOCIALES Y DE CUALQUIER OTRO TÍTULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACIÓN EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS: HERDEZ, S.A. DE C.V., GRUPO BÚFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MC CORMICK DE MÉXICO, S.A. DE C.V., SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V., BARILLA MÉXICO, S.A. DE C.V., COMPAÑIA COMERCIAL HERDEZ(1), S.A. DE C.V., FABRICA DE ENVASES DEL PACIFICO, S.A. DE C.V. Y HERMARCAS, S.A. DE C.V.

(1)COMPAÑÍA CONSTITUIDA EL 1 DE DICIEMBRE DE 2004 COMO RESULTADO DE LA ESCISIÓN DE HERDEZ, S. A. DE C. V. EN LA MISMA FECHA. EL CAPITAL SOCIAL CONSTITUIDO ES DE $33,754 ($32,667 VALOR HISTÓRICO).

NOTA 2. POLÍTICAS DE CONTABILIDAD MÁS IMPORTANTES.
LOS ESTADOS FINANCIEROS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS DE ACUERDO CON PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS, Y A CONTINUACIÓN SE RESUMEN LAS POLÍTICAS DE CONTABILIDAD MÁS IMPORTANTES, INCLUYENDO LOS CONCEPTOS, MÉTODOS Y CRITERIOS RELATIVOS AL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA.

a. LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2005.

b. TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑÍAS SE ELIMINAN EN LA CONSOLIDACIÓN. LA CONSOLIDACIÓN SE EFECTUÓ CON BASE EN ESTADOS FINANCIEROS AUDITADOS DE LAS SUBSIDIARIAS.

c. A PARTIR DEL EJERCICIO DE 2004, GRUPHER Y SUBSIDIARIAS ADOPTARON ANTICIPADAMENTE LAS DISPOSICIONES DEL BOLETÍN B-7 =ADQUISICIONES DE NEGOCIOS= LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL MÉTODO DE COMPRA COMO REGLA ÚNICA DE VALUACIÓN PARA LA ADQUISICIÓN DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CRÉDITO MERCANTIL, ELIMINANDO SU AMORTIZACIÓN A PARTIR DE LA ENTRADA EN VIGOR DE ESTE BOLETÍN Y SUJETÁNDOLO A REGLAS DE DETERIORO DE FORMA ANUAL; ASIMISMO, DA REGLAS ESPECÍFICAS EN LA ADQUISICIÓN DEL INTERÉS MINORITARIO Y DE TRANSFERENCIAS DE ACTIVOS O INTERCAMBIO DE ACCIONES ENTRE ENTIDADES DE UN MISMO GRUPO. ANTERIORMENTE GRUPHER Y SUBSIDIARIAS RECONOCÍAN EL VALOR NETO EN LIBROS DE LAS ACCIONES ADQUIRIDAS MEDIANTE CARGOS SISTEMÁTICOS A LOS RESULTADOS DEL EJERCICIO EN UN PLAZO DE 15 AÑOS.

d. LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

e. LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCIÓN, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINÓ POR EL MÉTODO DE ÚLTIMAS ENTRADAS PRIMERAS - SALIDAS.

f. LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACIÓN A SU COSTO DE ADQUISICIÓN DE FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), EN EL CASO ESPECÍFICO DE ALGUNOS ACTIVOS, SE ACTUALIZAN LIMITADOS HASTA EL VALOR DE MERCADO.

LA DEPRECIACIÓN SE CALCULA POR EL MÉTODO DE LÍNEA RECTA CON BASE EN LAS VIDAS ÚTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACIÓN DE LA COMPAÑÍA, TANTO SOBRE EL COSTO DE ADQUISICIÓN, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACIÓN.

EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO. (VÉASE NOTA 1G.).

g. A PARTIR DEL EJERCICIO DE 2004, GRUPHER Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETÍN C-15 =DETERIORO EN EL VALOR DE LOS ACTIVOS DE LARGA DURACIÓN Y SU DISPOSICIÓN=, EMITIDO POR EL INSTITUTO MEXICANO DE CONTADORES PÚBLICO (IMCP), EL CUAL ESTABLECE ENTRE OTRAS COSAS, CRITERIOS PARA LA IDENTIFICACIÓN Y, EN SU CASO, REGISTRO POR LAS PÉRDIDAS POR DETERIORO O BAJA DE VALOR EN LOS ACTIVOS DE LARGA DURACIÓN, TANGIBLES E INTANGIBLES, INCLUYENDO EL CRÉDITO MERCANTIL. LOS CÁLCULOS EN GRUPHER Y SUBSIDIARIAS POR LA ADOPCIÓN DE LOS LINEAMIENTOS DE ESTE BOLETÍN AL 1 DE ENERO DE 2004 DETERMINARON UN EFECTO NETO DE IMPUESTOS DE $93,875 CON CARGO A LOS RESULTADOS DEL EJERCICIO; ASIMISMO, AL FINAL DEL EJERCICIO DE 2005 Y DE 2004 SE DETERMINARON EFECTOS DE CRÉDITO A LOS RESULTADOS DE ESTOS EJERCICIOS COMO RESULTADO DE REVERSIONES DEBIDO A CAMBIOS EN LAS CONDICIONES ORIGINALES CUYOS EFECTOS FUERON DE $53,125 Y $22,000, RESPECTIVAMENTE.

h. LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ÉSTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONÓMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. AL 31 DE DICIEMBRE DE 2005 Y 2004 SE PRESENTAN EN EL BALANCE GENERAL EN EL RENGLÓN DE OTROS ACTIVOS. LOS ACTIVOS INTANGIBLES CON VIDA ÚTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMÁTICAMENTE, CON BASE EN LA MEJOR ESTIMACIÓN DE SU VIDA ÚTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONÓMICOS FUTUROS. EL VALOR DE ESOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO. COMO RESULTADO DE LOS ESTUDIOS EFECTUADOS EN LOS AÑOS DE 2005 Y 2004, NO RESULTARON EFECTOS A REGISTRAR EN LOS RESULTADOS DE DICHOS EJERCICIOS.

i. LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

j. EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

k. LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS, ASÍ COMO LAS OBLIGACIONES QUE EXISTEN BAJO LOS PLANES DE RETIRO ESTABLECIDOS PARA LOS EMPLEADOS, A LOS CUALES ÉSTOS NO CONTRIBUYEN, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN TALES SERVICIOS, CON BASE EN ESTUDIOS ACTUARIALES REALIZADOS UTILIZANDO EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO.

A PARTIR DEL 1 DE ENERO DE 2005, LA COMPAÑÍA ADOPTÓ LAS ADECUACIONES AL BOLETÍN D-3 =OBLIGACIONES LABORALES=, EL CUAL INCORPORA REGLAS DE VALUACIÓN, PRESENTACIÓN Y REGISTRO PARA EL RECONOCIMIENTO DE OBLIGACIONES POR REMUNERACIONES AL TÉRMINO DE LA RELACIÓN

LABORAL POR CAUSAS DISTINTAS A REESTRUCTURACIÓN. ESTOS EFECTOS TAMBIÉN SE RECONOCEN MEDIANTE ESTUDIOS ACTUARIALES REALIZADOS UTILIZANDO EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO. EL EFECTO DEL COSTO NETO DEL PERÍODO POR ESTE TIPO DE REMUNERACIONES FUE POCO IMPORTANTE EN LOS RESULTADOS DEL AÑO. LA ADOPCIÓN INICIAL DE DICHAS ADECUACIONES GENERÓ UN PASIVO DE $6,754 Y UN ACTIVO DE TRANSICIÓN DE $6,126, ESTE ÚLTIMO SE AMORTIZARÁ EN 9.7 AÑOS, QUE CORRESPONDE AL PLAZO DE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES, POR EL RECONOCIMIENTO DE LOS SERVICIOS ANTERIORES POR REMUNERACIONES AL TÉRMINO DE LA RELACIÓN LABORAL.

A CONTINUACIÓN SE RESUMEN LOS PRINCIPALES DATOS FINANCIEROS DE DICHOS PLANES AL 31 DE DICIEMBRE DE 2005 Y DE 2004.

	31 DE DICIEMBRE DE	
ACTIVOS Y PASIVOS DEL PLAN DE PRIMAS DE ANTIGÜEDAD, PLAN DE PENSIONES Y AL TÉRMINO DE LA RELACIÓN LABORAL	2005	2004
OBLIGACIÓN POR BENEFICIOS PROYECTADOS	($100,654)	($78,145)
ACTIVOS DE LOS PLANES A VALOR DE MERCADO	38,547	16,594
SERVICIOS ANTERIORES NO AMORTIZADOS	33,385	30,061
VARIACIÓN EN SUPUESTOS Y AJUSTES NO AMORTIZADOS	10,132	3,974
PASIVO NETO PROYECTADO	($18,590)	($27,516)
OBLIGACIÓN POR DERECHOS ADQUIRIDOS	($6,754)	
OBLIGACIÓN POR BENEFICIOS ACTUALES	($84,891)	($59,941)
PASIVO DE TRANSICIÓN NO AMORTIZADO	($66,301)	($32,425)
COSTO NETO DEL PERÍODO	$13,764	$10,516

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

l. LAS TRANSACCIONES EN MONEDAS EXTRANJERAS SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CONCERTACIÓN.

LOS ACTIVOS Y PASIVOS EN DICHAS MONEDAS SE EXPRESAN EN MONEDA NACIONAL A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL. LAS DIFERENCIAS MOTIVADAS POR FLUCTUACIONES EN LOS TIPOS DE CAMBIO ENTRE LAS FECHAS DE CONCERTACIÓN DE LAS TRANSACCIONES Y SU LIQUIDACIÓN O VALUACIÓN AL CIERRE DEL EJERCICIO SE APLICAN A LOS RESULTADOS.

m. EL RESULTADO POR POSICIÓN MONETARIA REPRESENTA EL EFECTO DE LA INFLACIÓN MEDIDA EN TÉRMINOS DEL INPC SOBRE EL NETO DE LOS ACTIVOS Y PASIVOS MONETARIOS MENSUALES DEL AÑO.

n. EL CAPITAL SOCIAL, LA PRIMA EN SUSCRIPCIÓN DE ACCIONES Y LOS RESULTADOS ACUMULADOS REPRESENTAN EL VALOR DE DICHOS CONCEPTOS EN TÉRMINOS DE PODER ADQUISITIVO AL FIN DEL EJERCICIO, Y SE DETERMINAN APLICANDO A LOS IMPORTES HISTÓRICOS FACTORES DERIVADOS DEL INPC.

LA PRIMA EN SUSCRIPCIÓN DE ACCIONES REPRESENTA LA DIFERENCIA EN EXCESO ENTRE EL PAGO DE LAS ACCIONES SUSCRITAS Y EL VALOR NOMINAL DE LAS MISMAS.

o. LA INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE ESTÁ REPRESENTADA BÁSICAMENTE POR EL RESULTADO ACUMULADO POR POSICIÓN MONETARIA Y POR EL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS, EL CUAL REPRESENTA UN INCREMENTO EN EL VALOR ACTUALIZADO DE ESTOS ACTIVOS, APLICANDO COSTOS ESPECÍFICOS, POR ENCIMA O POR DEBAJO DE LA INFLACIÓN MEDIDA EN TÉRMINOS DEL INPC.

p. LA UTILIDAD NETA POR ACCIÓN ESTÁ CALCULADA CON BASE EN EL PROMEDIO PONDERADO DE ACCIONES EN CIRCULACIÓN DE ACUERDO CON LAS DISPOSICIONES CONTENIDAS EN EL BOLETÍN B-14 =UTILIDAD POR ACCIÓN= EMITIDO POR EL IMCP.

q. LA UTILIDAD INTEGRAL ESTÁ REPRESENTADA POR LA UTILIDAD NETA, MÁS LOS EFECTOS DEL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS Y LA PÉRDIDA POR LA CONVERSIÓN DE MONEDA EXTRANJERA, ASÍ COMO POR AQUELLAS PARTIDAS QUE POR DISPOSICIÓN ESPECÍFICA SE REFLEJAN EN EL CAPITAL CONTABLE Y NO CONSTITUYEN APORTACIONES, REDUCCIONES Y DISTRIBUCIONES DE CAPITAL, Y SE ACTUALIZA APLICANDO FACTORES DERIVADOS DEL INPC.

A CONTINUACIÓN SE PRESENTA EL ANÁLISIS DE LA UTILIDAD INTEGRAL:

31 DE DICIEMBRE DE 2005

	UTILIDAD	INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL	INTERÉS MINORITARIO	UTILIDAD INTEGRAL
UTILIDAD NETA	$300,563	$198, 367	$498,930	
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	$6,635		$6,635	
	$300,563	$6,635	$198,367	$505,565

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

INMUEBLES	337,150	73,064	264,086	368,335	165,774	466,647
MAQUINARIA	833,388	279,989	553,399	856,064	467,403	942,060
EQ.TRANSP.	32,342	18,729	13,613	42,205	34,176	21,642
EQ.OFNA.	42,453	16,672	25,781	37,058	29,635	33,204
EQ.COMPUTO	51,549	37,751	13,798	16,434	12,679	17,553
EQ.PESCA	193,237	4,114	189,123	1,465	2,661	187,927
OTROS	3,960	621	3,339	951	137	4,153
TOTAL	1,494,079	430,940	1,063,139	1,322,512	712,465	1,673,186

Activos No Depreciables

TERRENOS	112,287		112,287	155,650		267,937
CONSTRUCC. EN PROCESO	66,212		66,212			66,212
TOTAL	178,499		178,499	155,650		334,149
TOTAL	1,672,578	430,940	1,241,638	1,478,162	712,465	2,007,335

NOTA 4. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	432,275	462,279	894,554
PRIMA EN VENTA DE ACCIONES	43,571	161,112	204,683
RESERVA LEGAL	43,435	46,744	90,179
RESULTADOS ACUMULADOS	1,177,008	1,318,845	2,495,853
RVA P/ ADQUIS DE ACCS PROP	69,433	163,603	233,036
EXC (INSUF) EN LA ACT DEL CAP		(2,249,181)	(2,249,181)
RESULTADO DEL EJERCICIO	300,563	0	300,563
TOTAL	2,066,285	(96,598)	1,969,687

NOTA 5. RESERVA PARA RECOMPRA DE ACCIONES.

AL CUARTO TRIMESTRE DEL AÑO 2005 SE VENDIERON 10,090,400 ACCIONES A UN PRECIO PROMEDIO DE $6.2283 POR ACCIÓN.

A LA FECHA DE CIERRE DEL CUARTO TRIMESTRE DEL AÑO 2005 HABÍA EN CIRCULACIÓN 431,999,963 ACCIONES.
A LA FECHA DE EMISIÓN Y ENVÍO DE ESTE REPORTE HABÍA EN CIRCULACIÓN LAS MISMAS ACCIONES QUE AL 31 DE DICIEMBRE DEL 2005.

NOTA 6. COSTO INTEGRAL DE FINANCIAMIENTO.

EL COSTO INTEGRAL DE FINANCIAMIENTO ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:

	CONSOLIDADO
INTERESES PAGADOS	134,441
INTERESES GANADOS	12,783
PÉRDIDA/(UTILIDAD)CAMBIARIA	(5,662)
RESULTADO POR POSICIÓN MONETARIA	(30,418)
TOTAL	85,578

NOTA 7. IMPUESTOS DIFERIDOS.

DE ACUERDO A PRINCIPIOS DE CONTABILIDAD, ES OBLIGATORIO RECONOCER LOS IMPUESTOS DIFERIDOS DEL IMPUESTO SOBRE LA RENTA Y DE LA PARTICIPACIÓN A LOS TRABAJADORES EN LA UTILIDAD, DERIVADOS DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

LOS EFECTOS ACUMULADOS AL 31 DE DICIEMBRE FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	(39,910)
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	168,985

NOTA 8.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	CIERRE	ADQUIS	FACTOR	MENSUAL	ACUMUL
Ene-05	15,380	15,380	116.3010	112.5540	1.03320	15,891	15,891
Feb-05	19,410	34,790	116.3010	112.9290	1.02980	19,988	35,879
Mar-05	15,997	50,787	116.3010	113.4380	1.02520	16,400	52,279

Abr-05	20,765	71,552	116.3010	113.8420	1.02160	21,214	73,493
May-05	22,798	94,350	116.3010	113.5560	1.02410	23,347	96,840
Jun-05	25,702	120,052	116.3010	113.4470	1.02510	26,347	123,187
Jul-05	18,843	138,895	116.3010	113.8910	1.02110	19,241	142,428
Ago-05	28,694	167,589	116.3010	114.0270	1.01990	29,265	171,693
Sep-05	28,364	195,953	116.3010	114.4840	1.01580	28,812	200,505
Oct-05	26,147	222,100	116.3010	114.7650	1.01330	26,495	227,000
Nov-05	38,579	260,679	116.3010	115.5910	1.00610	38,814	265,814
Dic-05	34,749	295,428	116.3010	116.3010	1.00000	34,749	300,563

NOTA 9

AL 31 DE DICIEMBRE DEL 2005, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	4,572	2,190	6,762
PASIVOS MONETARIOS	20,443	191	20,634
POSICIÓN NETA	(15,871)	1,999	(13,872)

AL 31 DE DICIEMBRE DEL 2005, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	CONSOLIDADO
INVENTARIOS	2,882
MAQUINARIA Y EQUIPO	117,800
TOTAL	120,682

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	$5,276,777	428,808	$5,705,585
UTILIDAD (PÉRDIDA) DE OPERACIÓN	738,534	60,016	798,550
UTILIDAD NETA	277,974	22,589	300,563
DEPRECIACIÓN Y AMORTIZACIÓN	108,475	8,815	117,290
EBITDA	847,009	68,831	915,840
ACTIVOS TOTALES	4,114,343	333,847	4,448,190
PASIVOS TOTALES	1,700,529	137,693	1,838,222

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

NOTA 11 - IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IA), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y AMORTIZACIÓN DE PÉRDIDAS FISCALES:

LA COMPAÑÍA Y SUS SUBSIDIARIAS TIENEN AUTORIZACIÓN DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO PARA DETERMINAR SU RESULTADO FISCAL E IA SOBRE BASES CONSOLIDADAS.

LOS CARGOS POR ISR Y PTU NO SON PROPORCIONALES A LA UTILIDAD ANTES DE ESTOS GRAVÁMENES,

DEBIDO BÁSICAMENTE AL EFECTO DE LAS PARTIDAS DE CONCILIACIÓN DE NATURALEZA PERMANENTE (DEPRECIACIÓN POR REVALUACIÓN, Y EL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN SOBRE BASES DIFERENTES PARA FINES CONTABLES Y FISCALES).

COMO RESULTADO DE LAS MODIFICACIONES A LA LEY DEL ISR, APROBADAS EL 13 DE NOVIEMBRE DE 2004, LA TASA DE ISR SERÁ DEL 29% Y 28% EN 2006 Y 2007, RESPECTIVAMENTE.

NOTA 12 PARTIDAS EXTRAORDINARIAS:

COMO RESULTADO DE LAS ACCIONES EMPRENDIDAS POR LA ADMINISTRACIÓN DE GRUPHER, A FIN DE EFICIENTAR LAS OPERACIONES Y RESULTADOS ECONÓMICOS FUTUROS, A PARTIR DEL EJERCICIO DE 2004 SE HAN IDENTIFICADO ALGUNAS OPERACIONES QUE DESPUÉS DE DIVERSOS ANÁLISIS SE CONCLUYÓ QUE NO GENERAN LOS RESULTADOS ORIGINALMENTE ESPERADOS, MOTIVO POR EL CUAL LA ADMINISTRACIÓN DECIDIÓ DEJAR Y/O CANCELAR. DICHAS OPERACIONES SE PRESENTAN EN EL ESTADO DE RESULTADOS COMO PARTIDAS EXTRAORDINARIAS EN ATENCIÓN A QUE DICHAS OPERACIONES SE CONSIDERAN NO USUALES NI FRECUENTES. A CONTINUACIÓN SE PRESENTAN LAS PARTIDAS EXTRAORDINARIAS NETAS DEL ISR:

EJERCICIO	PLANTA VERACRÚZ	LIQUIDACIONES PERSONAL VERACRÚZ	PLANTA M.CARLOTA	PLANTA MCCORMICK	TOTAL	ISR	PARTIDA EXTRAORD
2005	$94,616(1)	$14,059(2)	$1,770(1)	$6,038(3)	$116,483	$32,615	$83,868

EJERCICIO	OPERACION AGRICOLA	SUSPENCION ACT.SUBS.	TOTAL	ISR	PARTIDA EXTRAORD
2004	$41,332(4)	$20,666(5)	$61,998	$18,599	$43,399

(1) CIERRE DE OPERACIONES EN PLANTA VERACRUZ, EN LA CUAL TAMBIÉN INCLUÍA INSTALACIONES Y OPERACIÓN DE MIEL CARLOTA LAS OPERACIONES DE ESTAS PLANTAS ESTÁN SIENDO REUBICADAS EN LA PLANTA DE SAN LUIS POTOSÍ (SLP), ESTA RESERVA ESTÁ INCLUYENDO BAJA DE ACTIVOS Y GASTOS POR DESMANTELACIÓN.

(2) CORRESPONDE A LAS LIQUIDACIONES DEL PERSONAL QUE LABORABA EN LA PLANTA DE HERDEZ EN VERACRUZ.

(3) CON MOTIVO DE LA APERTURA DEL COMPLEJO INDUSTRIAL EN LA CIUDAD DE SLP, SE DECIDIÓ CANCELAR LAS OPERACIONES DE LA PLANTA DE AVENIDA DE LA PAZ EN LA MISMA CIUDAD DE SLP Y REUBICAR LA PRODUCCIÓN EN EL NUEVO COMPLEJO.

(4) CORRESPONDE AL RECONOCIMIENTO DE LA BAJA DE OPERACIONES RELACIONADAS CON RANCHOS PRODUCTORES DE FRUTAS, DEBIDO A QUE ESTAS OPERACIONES NO GENERAN LOS RESULTADOS GENERALMENTE ESPERADOS, MOTIVO POR EL CUAL SE DECIDIÓ DISCONTINUAR ESTA ACTIVIDAD.

(5) LA ADMINISTRACIÓN DECIDIÓ SUSPENDER LA OPERACIÓN DE LA SUBSIDIARIA HERDEZ EUROPA, S. A. DEBIDO A LA BAJA ACTIVIDAD DE LA MISMA.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
HERDEZ, S.A. DE C.V.	PRODUCCIION DE ALIMENTOS ENVASADOS	300,000,000	100.00
COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V.	COMERCIALIZACIÓN DE PRODUCTOS ALIMENTIC	326,672,310	100.00
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	450,000,000	50.00
GRUPO BUFALO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	37,000,063	100.00
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODUC ALIMENTICIOS	1,000,000	50.00
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100.00
ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V.	PROD VEGET DESHIDRATADOS	5,388,187	100.00
HERSEA, S.A. DE C.V.	PESCA Y COMERC DE PRODS DEL MAR	40,050	100.00
BARILLA MEXICO, S.A. DE C.V.	IMPORTACION DE PASTAS Y SALSAS	117,748,096	50.00
SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.	PROD AGROPECUARIA, FORESTAL Y APÍCOLA	4,550,000	95.00
HERMARCAS, S.A. DE C.V.	USO, EXPLOTACIÓN Y ADQUISICIÓN DE MARCA	25,459,860	100.00
		0	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					102,944
TOTAL				0	102,944

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 4 | YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BANCOMEXT	20/09/2006	9.95	0	21,669	0	0	0	0						
BANCOMEXT	16/03/2009	9.95	0	0	0	108,333	0	0						
BANCOMEXT	31/12/2006	5.01							0	70,896	0	0	0	0
BANCOMEXT	19/12/2008	5.01							0	0	0	141,792	0	0
SECURED														
COMMERCIAL BANKS														
INBURSA	15/02/2006	9.55	0	4,000	0	0	0	0						
BANCOMER	31/12/2006	9.70	0	18,889	0	0	0	0						
INBURSA	31/12/2006	11.08	0	44,000	0	0	0	0						
INBURSA	31/12/2006	10.20	0	14,000	0	0	0	0						
SCOTIABANK INVERLAT	31/12/2006	9.81	0	25,000	0	0	0	0						
BANCOMER	19/01/2006	9.40	0	30,000	0	0	0	0						
INBURSA	01/12/2010	11.05	0	0	0	0	0	49,000						
BANCOMER	31/03/2010	9.70	0	0	0	0	0	66,112						
BANAMEX	22/12/2010	9.75	0	0	0	0	0	100,000						
INBURSA	01/12/2010	10.98	0	0	0	0	0	100,000						
INBURSA	01/12/2010	11.08	0	0	0	0	0	137,000						
INBURSA	01/12/2010	10.20	0	0	0	50,000	0	44,000						
SCOTIABANK INVERLAT	30/09/2008	9.81	0	0	0	0	0	0						
OTHER														
TOTAL BANKS			0	157,558	0	158,333	0	496,112	0	70,896	0	141,792	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS PROVEEDORES		0.00	0	323,569	0	0	0	0						
VARIOS PROVEEDORES		0.00							0	6,288	0	0	0	0
TOTAL SUPPLIERS			0	323,569	0	0	0	0	0	6,288	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS PASIVOS		0.00	0	18,774	0	0	0	0						
		0.00							0	0	0	0	0	0
TOTAL			0	499,901	0	158,333	0	496,112	0	77,184	0	141,792	0	0

NOTES

LOS TIPOS DE CAMBIO UTILIZADOS PARA VALUAR LA DEUDA EN MONEDA EXTRANJERA FUERON:

PESO A DOLAR: 10.6344
PESO A EURO: 12.7631

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	4,572	48,620	2,190	23,293	71,913
LIABILITIES POSITION	20,443	217,400	191	2,033	219,433
SHORT-TERM LIABILITIES POSITION	7,110	75,611	191	2,033	77,644
LONG-TERM LIABILITIES POSITION	13,333	141,789	0	0	141,789
NET BALANCE	(15,871)	(168,780)	1,999	21,260	(147,520)

NOTES

LOS TIPOS DE CAMBIO UTILIZADOS PARA VALUAR LA DEUDA EN MONEDA EXTRANJERA FUERON:

PESO A DOLAR $10.6344
PESO A EURO $12.7631

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	2,065,486	2,790,122	(724,636)	0.00	0
FEBRUARY	2,217,885	2,904,896	(687,011)	0.01	(2,267)
MARCH	2,178,080	2,736,625	(558,546)	0.01	(2,513)
APRIL	2,814,836	3,392,239	(577,403)	(0.01)	1,444
MAY	2,103,187	2,653,177	(549,991)	0.01	(1,925)
JUNE	2,306,416	2,856,497	(550,080)	0.01	495
JULY	2,487,162	2,951,493	(464,331)	0.01	(1,811)
AUGUST	2,457,199	2,941,801	(484,602)	0.01	(533)
SEPTEMBER	2,364,404	2,843,539	(479,135)	0.01	(1,917)
OCTOBER	2,300,725	2,973,226	(672,501)	0.01	(1,614)
NOVEMBER	2,254,639	2,986,362	(731,723)	0.01	(5,195)
DECEMBER	2,653,509	3,286,892	(633,384)	0.01	(3,865)
RESTATEMENT				0.00	(10,717)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(30,418)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FAB MAY MOST JUG Y MERM	14,000	78.00
PLANTA SLP McCORMICK EL DUQUE	FAB MAY MOST ESPECIAS TE	5,000	82.00
PLANTA SLP INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS, JUGOS	11,500	60.00
PLANTA SLP BARILLA EL DUQUE	FAB PASTAS	19,260	85.00
PLANTA ENSENADA	FAB SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	60.00
CENTRO DE DIST MÉXICO	DISTRIBUCIÓN DE PRODS HERDEZ, D	17,272	95.00
CENTRO DE DIST CHIHUAHUA	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,300	90.00
CENTRO DE DIST SLP	DISTRIBUCIÓN DE PRODS HERDEZ, D	6,420	90.00
CENTRO DE DIST GUADALAJARA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,843	90.00
CENTRO DE DIST MÉRIDA	DISTRIBUCIÓN DE PRODS HERDEZ, D	1,600	90.00
CENTRO DE DIST TIJUANA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,355	90.00
CENTRO DE DIST MONTERREY	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,204	90.00
CENTRO DE DIST PUEBLA	DISTRIBUCIÓN DE PRODS HERDEZ, D	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

AUDITED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACÍFIC				6.30
FRASCO	COMPAÑÍA VIDRIERA, S.A. DE C.V				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.60
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTÓN TITÁN				1.00
ACEITE DE SOYA	RAGASA INDUSTRIAS				3.76
ACEITE DE SOYA	CARGILL DE MEXICO				5.16

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	16,397	2,906,225	0.0	HERDEZ	WALMART
JUGOS, FRUTAS Y POST	4,867	596,934	0.0	DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	3,115	498,350	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	2,032	586,403	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	10,105	591,359	0.0	BARILLA	ISSSTE
VARIOS	295	97,506	0.0	CARLOTA	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	3,137	349,915	0.0		
JUGOS, FRUTAS Y POST	65	8,676	0.0		
VEGETALES	705	64,548	0.0		
MARISCOS Y CARNES	25	3,077	0.0		
VARIOS	56	2,592	0.0		
TOTAL		5,705,585			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	3,137	349,915	USA	HERDEZ	
JUGOS, FRUTAS Y POST	65	8,676	CENTROAMERICA	DOÑA MARIA	
VEGETALES	705	64,548	SUDAMERICA	BUFALO	
MARISCOS Y CARNES	25	3,077	EUROPA	CARLOTA	
VARIOS	56	2,592			
FOREIGN SUBSIDIARIES					

TOTAL	428,808	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 4 YEAR: 2005

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	388,799,963	278,091,872	153,908,091	43,227	389,048
TOTAL			43,200,000	388,799,963	278,091,872	153,908,091	43,227	389,048

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 431,999,963

NOTES

314599

COMISION NAL. BANCARIA Y DE ... RECIBIDO

OP-02 27 JUL. 2006 E-801

DIR. GRAL. DE PROGRAMACION PRESUPUESTO Y REC. MATERIALES CORRESPONDENCIA Y ARCHIVO

GRUPO HERDEZ.

Julio 21 del 2006.

Lic. Carla Filler Ojeda.
Dirección de Vigilancia de Emisoras.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Norte – Planta Baja.
Conjunto Plaza Inn.
Col. Guadalupe Inn.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras del 2do. trimestre del 2006 de Grupo Herdez, S.A. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Finanzas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,487,455	100	4,467,145	100
s02	CURRENT ASSETS	2,034,786	45	2,121,713	47
s03	CASH AND SHORT-TERM INVESTMENTS	130,210	3	91,388	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	732,356	16	717,528	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	191,395	4	263,231	6
s06	INVENTORIES	945,713	21	1,007,925	23
s07	OTHER CURRENT ASSETS	35,112	1	41,641	1
s08	LONG-TERM	99,160	2	98,862	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	99,160	2	98,862	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	2,028,857	45	1,875,888	42
s13	LAND AND BUILDINGS	984,041	22	919,552	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,700,108	38	1,754,860	39
s15	OTHER EQUIPMENT	424,317	9	232,335	5
s16	ACCUMULATED DEPRECIATION	1,201,490	27	1,154,940	26
s17	CONSTRUCTION IN PROGRESS	121,881	3	124,081	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	318,526	7	308,646	7
s19	OTHER ASSETS	6,126	0	62,036	1
s20	TOTAL LIABILITIES	1,730,128	100	2,068,925	100
s21	CURRENT LIABILITIES	850,266	49	928,642	45
s22	SUPPLIERS	378,100	22	330,143	16
s23	BANK LOANS	237,728	14	379,102	18
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	41,240	2	69,461	3
s26	OTHER CURRENT LIABILITIES	193,198	11	149,936	7
s27	LONG-TERM LIABILITIES	677,092	39	856,225	41
s28	BANK LOANS	677,092	39	856,225	41
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	202,770	12	284,058	14
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,757,327	100	2,398,220	100
s34	MINORITY INTEREST	628,945	23	630,205	26
s35	MAJORITY INTEREST	2,128,382	77	1,768,015	74
s36	CONTRIBUTED CAPITAL	1,101,433	40	1,094,286	46
s79	CAPITAL STOCK	895,419	32	888,272	37
s39	PREMIUM ON ISSUANCE OF SHARES	206,014	7	206,014	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	1,026,949	37	673,729	28
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,267,267	118	2,916,614	122
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,240,318)	(81)	(2,242,885)	(94)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	130,210	100	91,388	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	130,210	100	91,388	100
s07	OTHER CURRENT ASSETS	35,112	100	41,641	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	35,112	100	41,641	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	318,526	100	308,646	100
s48	DEFERRED EXPENSES (NET)	218,017	68	219,424	71
s49	GOODWILL	88,640	28	89,222	29
s51	OTHER	11,869	4	0	0
s19	OTHER ASSETS	6,126	100	62,036	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	100	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	62,036	100
s21	CURRENT LIABILITIES	850,266	100	928,642	100
s52	FOREIGN CURRENCY LIABILITIES	89,424	11	98,231	11
s53	MEXICAN PESOS LIABILITIES	760,842	89	830,411	89
s26	OTHER CURRENT LIABILITIES	193,198	100	149,936	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	12,953	7	6,449	4
s68	PROVISIONS	68,573	35	66,076	44
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	111,672	58	77,411	52
s27	LONG-TERM LIABILITIES	677,092	100	856,225	100
s59	FOREIGN CURRENCY LIABILITIES	114,009	17	185,297	22
s60	MEXICAN PESOS LIABILITIES	563,083	83	670,928	78
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	202,770	100	284,058	100
s66	DEFERRED TAXES	179,727	89	257,373	91
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	23,043	11	26,685	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	895,419	100	888,272	100
s37	CAPITAL STOCK (NOMINAL)	427,326	48	423,025	48
s38	RESTATEMENT OF CAPITAL STOCK	468,093	52	465,247	52

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,267,267	100	2,916,614	100
s93	LEGAL RESERVE	105,793	3	90,759	3
s43	RESERVE FOR REPURCHASE OF SHARES	201,132	6	188,540	6
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,798,701	86	2,511,265	86
s45	NET INCOME FOR THE YEAR	161,641	5	126,050	4
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,240,318)	100	(2,242,885)	100
s70	ACCUMULATED MONETARY RESULT	(2,240,318)	100	(2,242,885)	100
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	1,184,520	1,193,071
s73	PENSIONS AND SENIORITY PREMIUMS	38,547	20,083
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,620	2,691
s76	WORKERS (*)	2,807	3,190
s77	OUTSTANDING SHARES (*)	427,054,763	422,800,863
s78	REPURCHASED SHARES (*)	4,945,237	9,199,137
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	2,808,043	100	2,582,322	100
r02	COST OF SALES	1,632,289	58	1,556,891	60
r03	GROSS PROFIT	1,175,754	42	1,025,431	40
r04	OPERATING EXPENSES	752,271	27	693,109	27
r05	OPERATING INCOME	423,483	15	332,322	13
r06	INTEGRAL FINANCING COST	53,447	2	49,872	2
r07	INCOME AFTER INTEGRAL FINANCING COST	370,036	13	282,450	11
r08	OTHER EXPENSE AND INCOME (NET)	585	0	(10,169)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	369,451	13	292,619	11
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	118,271	4	96,213	4
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	251,180	9	196,406	8
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	5,972	0	7,029	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	257,152	9	203,435	8
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	257,152	9	203,435	8
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	257,152	9	203,435	8
r19	NET INCOME OF MINORITY INTEREST	95,511	3	77,385	3
r20	NET INCOME OF MAJORITY INTEREST	161,641	6	126,050	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	2,808,043	100	2,582,322	100
r21	DOMESTIC	2,542,589	91	2,396,652	93
r22	FOREIGN	265,454	9	185,670	7
r23	TRANSLATED INTO DOLLARS (***)	24,882	1	16,289	1
r06	INTEGRAL FINANCING COST	53,447	100	49,872	100
r24	INTEREST EXPENSE	54,598	102	68,106	137
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	7,265	14	5,840	12
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	9,010	17	(3,260)	(7)
r28	RESULT FROM MONETARY POSITION	(2,896)	(5)	(9,134)	(18)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	118,271	100	96,213	100
r32	INCOME TAX	115,997	98	118,648	123
r33	DEFERRED INCOME TAX	274	0	(22,435)	(23)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	2,000	2	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	3,475,170	3,197,178
r37	TAX RESULT FOR THE YEAR	414,275	395,496
r38	NET SALES (**)	5,968,485	5,670,442
r39	OPERATING INCOME (**)	894,914	596,736
r40	NET INCOME OF MAJORITY INTEREST (**)	338,113	174,616
r41	NET CONSOLIDATED INCOME (**)	555,898	341,111
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	59,483	58,090

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,433,791	100	1,352,351	100
rt02	COST OF SALES	813,092	57	807,303	60
rt03	GROSS PROFIT	620,699	43	545,048	40
rt04	OPERATING EXPENSES	405,546	28	375,080	28
rt05	OPERATING INCOME	215,153	15	169,968	13
rt06	INTEGRAL FINANCING COST	32,981	2	19,620	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	182,172	13	150,348	11
rt08	OTHER EXPENSE AND INCOME (NET)	(2,770)	0	(13,503)	(1)
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	184,942	13	163,851	12
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	62,281	4	55,146	4
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	122,661	9	108,705	8
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,838	0	4,399	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	127,499	9	113,104	8
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	127,499	9	113,104	8
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	127,499	9	113,104	8
rt19	NET INCOME OF MINORITY INTEREST	49,275	3	42,788	3
rt20	NET INCOME OF MAJORITY INTEREST	78,224	5	70,316	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO HERDEZ, S.A. DE C.V. BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,433,791	100	1,352,351	100
rt21	DOMESTIC	1,278,501	89	1,246,262	92
rt22	FOREIGN	155,290	11	106,089	8
rt23	TRANSLATED INTO DOLLARS (***)	14,284	1	9,401	1
rt06	INTEGRAL FINANCING COST	32,981	100	19,620	100
rt24	INTEREST EXPENSE	29,556	90	33,929	173
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	4,304	13	3,235	16
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	6,028	18	(5,906)	(30)
rt28	RESULT FROM MONETARY POSITION	1,701	5	(5,168)	(26)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	62,281	100	55,146	100
rt32	INCOME TAX	60,281	97	67,882	123
rt33	DEFERRED INCOME TAX	0	0	(12,736)	(23)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	2,000	3	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	30,292	30,035

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	257,152	203,435
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	35,685	37,975
c03	RESOURCES FROM NET INCOME FOR THE YEAR	292,837	241,410
c04	RESOURCES PROVIDED OR USED IN OPERATION	137,481	146,083
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	430,318	387,493
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(116,528)	(192,929)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(147,367)	(58,306)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(263,895)	(251,235)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(69,032)	(98,739)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	97,391	37,519
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	32,819	53,869
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	130,210	91,388

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	35,685	37,975
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	59,483	58,090
c41	+ (-) OTHER ITEMS	(23,798)	(20,115)
c04	RESOURCES PROVIDED OR USED IN OPERATION	137,481	146,083
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	176,689	38,069
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(84,745)	144,888
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	27,052	28,139
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	46,099	(185,009)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(27,614)	119,996
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(116,528)	(192,929)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(116,528)	(192,929)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(147,367)	(58,306)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	2,054
c31	(-) DIVIDENDS PAID	(109,000)	(60,360)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(38,367)	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(69,032)	(98,739)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(14,271)	(13,046)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(54,761)	(78,247)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	(7,446)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.79		$	0.41	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.50		$	0.00	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	(0.20)		$	(0.10)	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	4.98		$	4.18	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.55	veces		1.36	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		9.73	veces		13.78	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	9.15	%	7.87	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.88	%	9.87	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.38	%	7.63	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	1.12	%	4.48	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.33	veces	1.26	veces
p07	NET SALES TO FIXED ASSETS (**)	2.94	veces	3.02	veces
p08	INVENTORIES TURNOVER (**)	3.82	veces	3.29	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40.82	dias	43.49	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.82	%	9.69	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	38.55	%	46.31	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.62	veces	0.86	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	11.75	%	13.70	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	33.37	%	45.64	%
p15	OPERATING INCOME TO INTEREST PAID	7.75	veces	4.87	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.44	veces	2.74	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.39	veces	2.28	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.28	veces	1.19	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.17	veces	1.02	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.31	%	9.84	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.42	%	9.34	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.89	%	5.65	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	7.88	veces	5.68	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	44.15	%	76.79	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	55.84	%	23.20	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	20.67	%	13.21	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

GRUPO
HERDEZ

July 20, 2006

Dear Members of the Board:

In the second quarter of the current year, sales volume in tons registered an increase of 9.6% due to the solid performance of domestic sales, which rose 7.6%, while sales to the United States increased 24.2%.

Net sales figures rose to $1,433.8 million, an increase of 6.0% in real terms, driven by exports that, on a cumulative basis, represented 9.5% of net sales.

Cost of sales in the quarter comprised 56.7% of net sales, a three percentage point gain compared to the prior year, improving the gross profit by 13.9%. Operating expenses increased 8.1%, from 27.7% to 28.3% as a percentage of sales, due primarily to greater promotional investments aimed at maintaining our brand leadership in the market.

As such, operating income in the April-June period rose to $215.2 million, 26.6% more than in the same period of 2005, while operating cash flow, or EBITDA, rose to $245.4 million, representing 17.1% of sales or 1.9 percentage points greater than in the year ago period.

The comprehensive financing cost increased $13.4 million due to a foreign exchange loss and an unfavorable monetary position compared to the same period of last year; as such, net income

in the second quarter of 2006 increased 11.2%, rising from $70.3 million in 2005 to $78.2 million.

On a cumulative basis, in the first six months of the current year, sales volume in tons grew 11.3% while net sales totaled $2,808.0 million, an increase of 8.7% compared to the year ago period. Gross profit represented 41.9% of sales, a 2.2 percentage point improvement compared to that of the first half of 2005.

Operating income totaled $423.5 million, 27.4% more than the figure obtained in the January-June 2005 period, while EBITDA totaled $483.0 million, corresponding to an EBITDA margin of 17.2%, that is, a 2.1 percentage point expansion during the period.

Therefore, in the first six months of the year, net profit rose from $126.1 million to $161.6 million, an increase of 28.2%.

The company's financial situation remained healthy, with total shareholder's equity representing 61.4% of total assets, a figure that compares favorably to the 53.7% as of June 30, 2005. Net majority equity increased 20.4% in real terms in the last twelve months.

Net debt, or interest-bearing liabilities less available cash as of June 30, 2006, totaled $784.6 million, a nominal decrease of $324.0 million from the June 30, 2005 figure.

Separately, in regards to the future of our company, it is important to mention that the strategy of Grupo Herdez has four fundamental pillars:

- i) Organic growth of our current product lines;
- ii) Solid growth in our exports to the United States;
- iii) Development of new products and channels; and
- iv) Acquisitions and/or strategic alliances.

The recent events with Embotelladoras Arca, S.A. de C.V. –a deal which was part of the strategic alliances category- couldn't be carried out due to the transaction's magnitude and complexity, and to the inability to meet the interests of both parties satisfactorily. Nonetheless, it is important to emphasize that the Group's strategy remains strong and has a clear goal, and as such we will continue to analyze diverse opportunities to generate value for the company.

In this context, in June we signed a distribution agreement with Ocean Spray International, Inc., the world leader in cranberry beverages, to be the exclusive distributor of their products in Mexico. We hope that as this business grows it will become a strategic relationship for our Group.

Despite challenges on the domestic and international levels, we are optimistic about the future and are ready to execute our strategy in an efficient manner and with financial flexibility.

Sincerely,

Héctor Hernández-Pons Torres.
President and CEO

Julio 20 de 2006.

Estimados Consejeros:

Durante el segundo trimestre del presente año, el volumen de ventas medido en toneladas registró un incremento de 9.6% gracias a un sólido comportamiento en las ventas nacionales, mismas que aumentaron 7.6% mientras que las ventas a Estados Unidos lo hicieron en 24.2 por ciento.

Las ventas netas en valores ascendieron a $1,433.8 millones, un crecimiento de 6.0% en términos reales impulsadas por las exportaciones que, de forma acumulada, representaron 9.5% de las ventas netas en comparación con 7.2% durante el mismo periodo del año anterior.

El costo de ventas en el trimestre representó 56.7% de las ventas netas, una mejoría de tres puntos porcentuales en comparación con el año anterior, incrementando así la utilidad bruta en 13.9 por ciento. El gasto de operación aumentó 8.1% al pasar de 27.7% a 28.3% como porcentaje a ventas, derivado principalmente por mayores inversiones promocionales con objeto de mantener el liderazgo de nuestras marcas en el mercado.

De esta forma, la utilidad de operación en el periodo abril junio alcanzó $215.2 millones, 26.6% más que la obtenida durante el mismo periodo de 2005, mientras que el flujo de operación EBITDA ascendió a $245.4 millones, 17.1% sobre ventas netas, o bien, 1.9 puntos porcentuales más que el año anterior.

El costo integral de financiamiento se incrementó $13.4 millones originado por una mayor pérdida cambiaria y una menor ganancia por posición monetaria comparada con el mismo periodo del año anterior, por lo que la utilidad neta se incrementó 11.1% en el segundo trimestre de 2006 al pasar de $70.4 en 2005 a $78.2 millones.

De forma acumulada, durante los primeros seis meses del presente año, el volumen de ventas medido en toneladas creció 11.3% mientras que las ventas en valores alcanzaron $2,808.0 millones, un incremento de 8.7% con respecto al mismo periodo del año anterior. La utilidad bruta representó 41.9% de las ventas, una mejoría de 2.2 puntos porcentuales en comparación con la registrada durante el primer semestre de 2005.

La utilidad de operación ascendió a $423.5 millones, 27.4% más que la obtenida en el periodo enero-junio de 2005, mientras que el flujo de operación EBITDA alcanzó $483.0 millones, equivalente a un margen EBITDA de 17.2%, es decir registrando una expansión de 2.1 puntos porcentuales durante el periodo.

La situación financiera de la compañía se mantiene sana, ya que el capital contable total representa 61.6% de los activos totales, cifra que compara favorablemente con la relación de 53.7% al 30 de junio de 2005. El capital contable mayoritario se incrementó 18% en términos reales durante los últimos doce meses.

La deuda neta, es decir, los pasivos bancarios menos el efectivo disponible al 30 de junio de 2006, fue de $784.6 millones, $324.0 millones nominales menos que la deuda neta registrada al 30 de junio de 2005.

Por otra parte, y refiriéndome al futuro de nuestra empresa, vale la pena mencionar que la estrategia de Grupo Herdez tiene cuatro pilares fundamentales:

i) crecimiento orgánico de nuestras actuales líneas;
ii) sólido crecimiento de nuestras exportaciones a Estados Unidos;
iii) desarrollo de nuevos productos y canales; y
iv) adquisiciones y/o alianzas estratégicas.

Dentro de la estrategia de alianzas estratégicas, se enmarcan los recientes acontecimientos con Embotelladoras Arca, SA de CV que, por la magnitud y complejidad de la transacción no se logró concretar satisfaciendo los intereses de ambas partes. Sin embargo, es importante enfatizar que la estrategia del Grupo se mantiene firme y con una clara meta, por lo que seguiremos analizando diversas opciones con objeto de generar valor para la compañía.

Bajo este contexto, en junio firmamos un contrato de distribución con Ocean Spray International, Inc. líder mundial en la comercialización de bebidas de arándano, para distribuir de manera exclusiva sus productos en territorio mexicano. Esperamos que en la medida que este negocio crezca se convierta en una asociación estratégica para nuestro Grupo.

El futuro, aunque presente retos a nivel nacional e internacional, lo vemos con optimismo y estamos preparados para ejecutar nuestra estrategia de manera eficaz y con flexibilidad financiera.

A t e n t a m e n t e

Héctor Hernández-Pons Torres.
Presidente y Director General.

NOTA 1. ESTRUCTURA DE LA COMPAÑÍA.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:
A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GÉNERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA ÍNDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACIÓN O LIQUIDACIÓN.

B) LA ADQUISICIÓN, ENAJENACIÓN Y EN GENERAL LA NEGOCIACIÓN DE TODO TIPO DE ACCIONES, PARTES SOCIALES Y DE CUALQUIER OTRO TÍTULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACIÓN EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS: HERDEZ, S.A. DE C.V., GRUPO BÚFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MC CORMICK DE MÉXICO, S.A. DE C.V., SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V., BARILLA MÉXICO, S.A. DE C.V., COMPAÑIA COMERCIAL HERDEZ(1), S.A. DE C.V., FABRICA DE ENVASES DEL PACIFICO, S.A. DE C.V. Y HERMARCAS, S.A. DE C.V.

(1)COMPAÑÍA CONSTITUIDA EL 1 DE DICIEMBRE DE 2004 COMO RESULTADO DE LA ESCISIÓN DE HERDEZ, S. A. DE C. V. EN LA MISMA FECHA. EL CAPITAL SOCIAL CONSTITUIDO ES DE $34,048 ($32,667 VALOR HISTÓRICO).

NOTA 2. POLÍTICAS DE CONTABILIDAD MÁS IMPORTANTES.
LOS ESTADOS FINANCIEROS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS DE ACUERDO CON PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS, Y A CONTINUACIÓN SE RESUMEN LAS POLÍTICAS DE CONTABILIDAD MÁS IMPORTANTES, INCLUYENDO LOS CONCEPTOS, MÉTODOS Y CRITERIOS RELATIVOS AL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA.

a. LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 30 DE JUNIO DE 2006.

b. TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑÍAS SE ELIMINAN EN LA CONSOLIDACIÓN. LA CONSOLIDACIÓN SE EFECTUÓ CON BASE EN ESTADOS FINANCIEROS AUDITADOS DE LAS SUBSIDIARIAS.

c. A PARTIR DEL EJERCICIO DE 2004, GRUPHER Y SUBSIDIARIAS ADOPTARON ANTICIPADAMENTE LAS DISPOSICIONES DEL BOLETÍN B-7 =ADQUISICIONES DE NEGOCIOS= LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL MÉTODO DE COMPRA COMO REGLA ÚNICA DE VALUACIÓN PARA LA ADQUISICIÓN DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CRÉDITO MERCANTIL, ELIMINANDO SU AMORTIZACIÓN A PARTIR DE LA ENTRADA EN VIGOR DE ESTE BOLETÍN Y SUJETÁNDOLO A REGLAS DE DETERIORO DE FORMA ANUAL; ASIMISMO, DA REGLAS ESPECÍFICAS EN LA ADQUISICIÓN DEL INTERÉS MINORITARIO Y DE TRANSFERENCIAS DE ACTIVOS O INTERCAMBIO DE ACCIONES ENTRE ENTIDADES DE UN MISMO GRUPO. ANTERIORMENTE GRUPHER Y SUBSIDIARIAS RECONOCÍAN EL VALOR NETO EN LIBROS DE LAS ACCIONES ADQUIRIDAS MEDIANTE CARGOS SISTEMÁTICOS A LOS RESULTADOS DEL EJERCICIO EN UN PLAZO DE 15 AÑOS.

d. LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

e. LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCIÓN, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINÓ POR EL MÉTODO DE ÚLTIMAS ENTRADAS PRIMERAS - SALIDAS.

f. LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACIÓN A SU COSTO DE ADQUISICIÓN DE FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), EN EL CASO ESPECÍFICO DE ALGUNOS ACTIVOS, SE ACTUALIZAN LIMITADOS HASTA EL VALOR DE MERCADO.

LA DEPRECIACIÓN SE CALCULA POR EL MÉTODO DE LÍNEA RECTA CON BASE EN LAS VIDAS ÚTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACIÓN DE LA COMPAÑÍA, TANTO SOBRE EL COSTO DE ADQUISICIÓN, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACIÓN.

EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO. (VÉASE NOTA 1G.).

g. A PARTIR DEL EJERCICIO DE 2004, GRUPHER Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETÍN C-15 =DETERIORO EN EL VALOR DE LOS ACTIVOS DE LARGA DURACIÓN Y SU DISPOSICIÓN=, EMITIDO POR EL INSTITUTO MEXICANO DE CONTADORES PÚBLICO (IMCP), EL CUAL ESTABLECE ENTRE OTRAS COSAS, CRITERIOS PARA LA IDENTIFICACIÓN Y, EN SU CASO, REGISTRO POR LAS PÉRDIDAS POR DETERIORO O BAJA DE VALOR EN LOS ACTIVOS DE LARGA DURACIÓN, TANGIBLES E INTANGIBLES, INCLUYENDO EL CRÉDITO MERCANTIL. LOS CÁLCULOS EN GRUPHER Y SUBSIDIARIAS POR LA ADOPCIÓN DE LOS LINEAMIENTOS DE ESTE BOLETÍN AL 1 DE ENERO DE 2004 DETERMINARON UN EFECTO NETO DE IMPUESTOS DE $94,692 CON CARGO A LOS RESULTADOS DEL EJERCICIO; ASIMISMO, AL FINAL DEL EJERCICIO DE 2005 Y DE 2004 SE DETERMINARON EFECTOS DE CRÉDITO A LOS RESULTADOS DE ESTOS EJERCICIOS COMO RESULTADO DE REVERSIONES DEBIDO A CAMBIOS EN LAS CONDICIONES ORIGINALES CUYOS EFECTOS FUERON DE $53,587 Y $22,191, RESPECTIVAMENTE.

h. LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ÉSTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONÓMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. AL 31 DE MARZO DE 2006 Y 2005 SE PRESENTAN EN EL BALANCE GENERAL EN EL RENGLÓN DE OTROS ACTIVOS. LOS ACTIVOS INTANGIBLES CON VIDA ÚTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMÁTICAMENTE, CON BASE EN LA MEJOR ESTIMACIÓN DE SU VIDA ÚTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONÓMICOS FUTUROS. EL VALOR DE ESOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO. COMO RESULTADO DE LOS ESTUDIOS EFECTUADOS EN LOS AÑOS DE 2005 Y 2004, NO RESULTARON EFECTOS A REGISTRAR EN LOS RESULTADOS DE DICHOS EJERCICIOS.

i. LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

j. EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

k. LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS, ASÍ COMO LAS OBLIGACIONES QUE EXISTEN BAJO LOS PLANES DE RETIRO ESTABLECIDOS PARA LOS EMPLEADOS, A LOS CUALES ÉSTOS NO CONTRIBUYEN, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN TALES SERVICIOS, CON BASE EN ESTUDIOS ACTUARIALES REALIZADOS UTILIZANDO EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO.

A PARTIR DEL 1 DE ENERO DE 2005, LA COMPAÑÍA ADOPTÓ LAS ADECUACIONES AL BOLETÍN D-3 =OBLIGACIONES LABORALES=, EL CUAL INCORPORA REGLAS DE VALUACIÓN, PRESENTACIÓN Y REGISTRO PARA EL RECONOCIMIENTO DE OBLIGACIONES POR REMUNERACIONES AL TÉRMINO DE LA RELACIÓN

LABORAL POR CAUSAS DISTINTAS A REESTRUCTURACIÓN. ESTOS EFECTOS TAMBIÉN SE RECONOCEN MEDIANTE ESTUDIOS ACTUARIALES REALIZADOS UTILIZANDO EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO. EL EFECTO DEL COSTO NETO DEL PERÍODO POR ESTE TIPO DE REMUNERACIONES FUE POCO IMPORTANTE EN LOS RESULTADOS DEL AÑO. LA ADOPCIÓN INICIAL DE DICHAS ADECUACIONES GENERÓ UN PASIVO DE $6,754 Y UN ACTIVO DE TRANSICIÓN DE $6,126, ESTE ÚLTIMO SE AMORTIZARÁ EN 9.7 AÑOS, QUE CORRESPONDE AL PLAZO DE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES, POR EL RECONOCIMIENTO DE LOS SERVICIOS ANTERIORES POR REMUNERACIONES AL TÉRMINO DE LA RELACIÓN LABORAL.

A CONTINUACIÓN SE RESUMEN LOS PRINCIPALES DATOS FINANCIEROS DE DICHOS PLANES AL 30 DE JUNIO DE 2006 Y DE 2005.

ACTIVOS Y PASIVOS DEL PLAN DE PRIMAS DE ANTIGÜEDAD, PLAN DE PENSIONES Y AL TÉRMINO DE LA RELACIÓN LABORAL	2006	2005
OBLIGACIÓN POR BENEFICIOS PROYECTADOS	($100,654)	($83,598)
ACTIVOS DE LOS PLANES A VALOR DE MERCADO	38,547	20,083
SERVICIOS ANTERIORES NO AMORTIZADOS	33,385	34,223
VARIACIÓN EN SUPUESTOS Y AJUSTES NO AMORTIZADOS	5,680	3,760
PASIVO NETO PROYECTADO	($23,042)	($25,533)
OBLIGACIÓN POR DERECHOS ADQUIRIDOS		
OBLIGACIÓN POR BENEFICIOS ACTUALES	($84,891)	($65,735)
PASIVO DE TRANSICIÓN NO AMORTIZADO	($61,849)	($40,202)
COSTO NETO DEL PERÍODO	$ 6,177	$ 6,323

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

l. LAS TRANSACCIONES EN MONEDAS EXTRANJERAS SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CONCERTACIÓN.

LOS ACTIVOS Y PASIVOS EN DICHAS MONEDAS SE EXPRESAN EN MONEDA NACIONAL A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL. LAS DIFERENCIAS MOTIVADAS POR FLUCTUACIONES EN LOS TIPOS DE CAMBIO ENTRE LAS FECHAS DE CONCERTACIÓN DE LAS TRANSACCIONES Y SU LIQUIDACIÓN O VALUACIÓN AL CIERRE DEL EJERCICIO SE APLICAN A LOS RESULTADOS.

m. EL RESULTADO POR POSICIÓN MONETARIA REPRESENTA EL EFECTO DE LA INFLACIÓN MEDIDA EN TÉRMINOS DEL INPC SOBRE EL NETO DE LOS ACTIVOS Y PASIVOS MONETARIOS MENSUALES DEL AÑO.

n. EL CAPITAL SOCIAL, LA PRIMA EN SUSCRIPCIÓN DE ACCIONES Y LOS RESULTADOS ACUMULADOS REPRESENTAN EL VALOR DE DICHOS CONCEPTOS EN TÉRMINOS DE PODER ADQUISITIVO AL FIN DEL EJERCICIO, Y SE DETERMINAN APLICANDO A LOS IMPORTES HISTÓRICOS FACTORES DERIVADOS DEL INPC.

LA PRIMA EN SUSCRIPCIÓN DE ACCIONES REPRESENTA LA DIFERENCIA EN EXCESO ENTRE EL PAGO DE LAS ACCIONES SUSCRITAS Y EL VALOR NOMINAL DE LAS MISMAS.

o. LA INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE ESTÁ REPRESENTADA BÁSICAMENTE POR EL RESULTADO ACUMULADO POR POSICIÓN MONETARIA Y POR EL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS, EL CUAL REPRESENTA UN INCREMENTO EN EL VALOR ACTUALIZADO DE ESTOS ACTIVOS, APLICANDO COSTOS ESPECÍFICOS, POR ENCIMA O POR DEBAJO DE LA INFLACIÓN MEDIDA EN TÉRMINOS DEL INPC.

p. LA UTILIDAD NETA POR ACCIÓN ESTÁ CALCULADA CON BASE EN EL PROMEDIO PONDERADO DE ACCIONES EN CIRCULACIÓN DE ACUERDO CON LAS DISPOSICIONES CONTENIDAS EN EL BOLETÍN B-14 =UTILIDAD POR ACCIÓN= EMITIDO POR EL IMCP.

q. LA UTILIDAD INTEGRAL ESTÁ REPRESENTADA POR LA UTILIDAD NETA, MÁS LOS EFECTOS DEL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS Y LA PÉRDIDA POR LA CONVERSIÓN DE MONEDA EXTRANJERA, ASÍ COMO POR AQUELLAS PARTIDAS QUE POR DISPOSICIÓN ESPECÍFICA SE REFLEJAN EN EL CAPITAL CONTABLE Y NO CONSTITUYEN APORTACIONES, REDUCCIONES Y DISTRIBUCIONES DE CAPITAL, Y SE ACTUALIZA APLICANDO FACTORES DERIVADOS DEL INPC.

A CONTINUACIÓN SE PRESENTA EL ANÁLISIS DE LA UTILIDAD INTEGRAL:

31 DE MARZO DE 2005

	UTILIDAD	INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL	INTERÉS MINORITARIO	UTILIDAD INTEGRAL
UTILIDAD NETA	$ 161,641	$ 95,511	$257,152	
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	$ 0			
	$ 161,641	$ 0	$ 95,511	$257,152

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

INMUEBLES	342,148	68,919	273,229	368,209	181,378	460,060
MAQUINARIA	842,352	301,895	540,457	857,756	476,586	921,627
EQ.TRANSP.	32,342	19,990	12,352	43,010	35,742	19,620
EQ.OFNA.	43,371	17,917	25,454	37,849	30,946	32,357
EQ.COMPUTO	52,624	41,021	11,603	17,188	14,109	14,682
EQ.PESCA	191,310	8,731	182,579	1,712	3,423	180,868
OTROS	3,960	686	3,274	951	147	4,078
TOTAL	1,508,107	459,159	1,048,948	1,326,675	742,331	1,633,292
Activos No Depreciables						
TERRENOS	112,287		112,287	161,397		273,684
CONSTRUCC. EN PROCESO	121,881		121,881			121,881
TOTAL	234,168		234,168	161,397		395,565
TOTAL	1,742,275	459,159	1,283,116	1,491,285	742,331	2,028,857

NOTA 4. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	427,326	468,093	895,419
PRIMA EN VENTA DE ACCIONES	43,572	162,442	206,014
RESERVA LEGAL	58,463	47,519	105,793
RESULTADOS ACUMULADOS	1,462,543	1,336,159	2,798,702
RVA P/ ADQUIS DE ACCS PROP	36,141	164,991	201,132
EXC (INSUF) EN LA ACT DEL CAP		(2,240,318)	(2,240,318)
RESULTADO DEL EJERCICIO	161,641	0	161,641
TOTAL	2,189,685	(61,303)	2,128,382

NOTA 5. RESERVA PARA RECOMPRA DE ACCIONES.

A LA FECHA DE CIERRE DEL SEGUNDO TRIMESTRE DEL AÑO 2006 HABÍA EN CIRCULACIÓN 427,054,763 ACCIONES.

NOTA 6. COSTO INTEGRAL DE FINANCIAMIENTO.

EL COSTO INTEGRAL DE FINANCIAMIENTO ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:

	CONSOLIDADO
INTERESES PAGADOS	54,598
INTERESES GANADOS	7,265
PÉRDIDA/(UTILIDAD)CAMBIARIA	9,010
RESULTADO POR POSICIÓN MONETARIA	(2,896)
TOTAL	53,447

NOTA 7. IMPUESTOS DIFERIDOS.

DE ACUERDO A PRINCIPIOS DE CONTABILIDAD, ES OBLIGATORIO RECONOCER LOS IMPUESTOS DIFERIDOS DEL IMPUESTO SOBRE LA RENTA Y DE LA PARTICIPACIÓN A LOS TRABAJADORES EN LA UTILIDAD, DERIVADOS DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

LOS EFECTOS ACUMULADOS AL 31 DE MARZO FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	274
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	179,727

NOTA 8.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	CIERRE	ADQUIS	FACTOR	MENSUAL	ACUMUL
Jul-05	18,843	18,483	117.059	113.891	1.0278	19,367	19,367
Ago-05	28,694	47,537	117.059	114.027	1.0265	29,454	48,821
Sep-05	28,364	75,901	117.059	114.484	1.0224	28,999	77,821
Oct-05	26,147	102,048	117.059	114.765	1.0199	26,667	104,488
Nov-05	38,579	140,627	117.059	115.591	1.0126	39,065	143,553
Dic-05	34,749	175,376	117.059	116.301	1.0065	34,975	178,528
Ene-06	15,380	190,756	117.059	116.983	1.0006	15,389	193,917
Feb-06	19,410	210,166	117.059	117.162	0.9991	19,393	213,310

Mar-06	43,817	253,983	117.059	117.309	0.9978	43,721	257,030
Abr-05	24,332	278,315	117.059	117.481	0.9964	24,244	281,275
May-05	28,693	307,008	117.059	116.958	1.0008	28,716	309,991
Jun-05	28,122	335,130	117.059	117.059	1.0000	28,122	338,113

NOTA 9

AL 30 DE JUNIO DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	8,899	2,216	11,115
PASIVOS MONETARIOS	17,810	33	17,843
POSICIÓN NETA	(8,911)	2,183	(6,728)

AL 30 DE JUNIO DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	CONSOLIDADO
INVENTARIOS	2,882
MAQUINARIA Y EQUIPO	117,800
TOTAL	120,682

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	$2,542,589	265,454	$2,808,043
UTILIDAD (PÉRDIDA) DE OPERACIÓN	383,450	40,033	423,483
UTILIDAD NETA	146,361	15,280	161,641
DEPRECIACIÓN Y AMORTIZACIÓN	53,860	5,623	59,483
EBITDA	437,310	45,656	482,966
ACTIVOS TOTALES	4,063,240	424,215	4,487,455
PASIVOS TOTALES	1,566,574	163,555	1,730,129

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

NOTA 11 - IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IA), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y AMORTIZACIÓN DE PÉRDIDAS FISCALES:

LA COMPAÑÍA Y SUS SUBSIDIARIAS TIENEN AUTORIZACIÓN DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO PARA DETERMINAR SU RESULTADO FISCAL E IA SOBRE BASES CONSOLIDADAS.

LOS CARGOS POR ISR Y PTU NO SON PROPORCIONALES A LA UTILIDAD ANTES DE ESTOS GRAVÁMENES, DEBIDO BÁSICAMENTE AL EFECTO DE LAS PARTIDAS DE CONCILIACIÓN DE NATURALEZA PERMANENTE (DEPRECIACIÓN POR REVALUACIÓN, Y EL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN SOBRE BASES DIFERENTES PARA FINES CONTABLES Y FISCALES).

COMO RESULTADO DE LAS MODIFICACIONES A LA LEY DEL ISR, APROBADAS EL 13 DE NOVIEMBRE DE

2004, LA TASA DE ISR SERÁ DEL 29% Y 28% EN 2006 Y 2007, RESPECTIVAMENTE.

NOTA 12 PARTIDAS EXTRAORDINARIAS:

NO SE HAN APLICADO PARTIDAS EXTRAORDINARIAS EN EL PERIODO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
HERDEZ, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	300,000,000	100.00
COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V.	COMERCIALIZACIÓN DE PRODUCTOS ALIMENTIC	326,672,310	100.00
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	450,000,000	50.00
GRUPO BUFALO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	37,000,063	100.00
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODUC ALIMENTICIOS	1,000,000	50.00
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100.00
ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V.	PROD VEGET DESHIDRATADOS	5,388,187	100.00
HERSEA, S.A. DE C.V.	PESCA Y COMERC DE PRODS DEL MAR	40,050	100.00
BARILLA MEXICO, S.A. DE C.V.	IMPORTACION DE PASTAS Y SALSAS	117,748,096	50.00
SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.	PROD AGROPECUARIA, FORESTAL Y APÍCOLA	4,550,000	95.00
HERMARCAS, S.A. DE C.V.	USO, EXPLOTACIÓN Y ADQUISICIÓN DE MARCA	25,459,860	100.00
		0	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					99,160
TOTAL				0	99,160

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BANCOMEXT	20/03/2007	9.95	0	43,333	0	86,667	0	0						
BANCOMEXT	18/12/2006	6.04							0	76,006	0	114,009	0	0
SECURED														
COMMERCIAL BANKS														
INBURSA	19/07/2006	8.85	0	4,000	0	0	0	0						
INBURSA	01/12/2010	11.05	0	0	0	0	0	49,000						
INBURSA	01/12/2010	10.98	0	0	0	0	0	100,000						
INBURSA	01/06/2007	11.08	0	20,000	0	0	0	0						
INBURSA	01/12/2010	11.08	0	0	0	0	0	50,000						
INBURSA	01/06/2007	11.08	0	20,000	0	0	0	0						
INBURSA	01/12/2010	11.08	0	0	0	0	0	50,000						
INBURSA	01/06/2007	11.08	0	4,000	0	0	0	0						
INBURSA	01/12/2010	11.08	0	0	0	0	0	15,000						
INBURSA	01/06/2007	11.08	0	14,000	0	0	0	0						
INBURSA	01/12/2010	11.08	0	0	0	0	0	37,000						
BANCOMER	30/06/2007	9.70	0	18,889	0	0	0	0						
BANCOMER	31/03/2010	9.70	0	0	0	0	56,666	0						
SCOTIABANK INVERLAT	30/06/2007	8.12	0	25,000	0	0	0	0						
SCOTIABANK INVERLAT	30/09/2008	8.12	0	0	0	31,250	0	0						
BANAMEX	22/06/2007	9.75	0	12,500	0	0	0	0						
BANAMEX	22/12/2010	9.75	0	0	0	0	0	87,500						
OTHER														
TOTAL BANKS			0	161,722	0	117,917	56,666	388,500	0	76,006	0	114,009	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS PROVEEDORES		0.00	0	365,200	0	0	0	0						
VARIOS PROVEEDORES		0.00							0	12,900	0	0	0	0
TOTAL SUPPLIERS			0	365,200	0	0	0	0	0	12,900	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS PASIVOS		0.00	0	111,154	0	0	0	0						
OTROS PASIVOS		0.00							0	518	0	0	0	0
TOTAL			0	638,076	0	117,917	56,666	388,500	0	89,424	0	114,009	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	8,899	101,460	2,216	25,268	126,728
LIABILITIES POSITION	17,810	203,050	34	383	203,433
SHORT-TERM LIABILITIES POSITION	7,810	89,041	34	383	89,424
LONG-TERM LIABILITIES POSITION	10,000	114,009	0	0	114,009
NET BALANCE	(8,911)	(101,590)	2,182	24,885	(76,705)

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA RELACION PESO DOLAR FUE DE $11.4009
EL TIPO DE CAMBIO UTILIZADO PARA LA RELACION PESO EURO FUE DE $14.2819

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	2,928,584	3,332,359	(403,775)	0.01	(2,342)
FEBRUARY	2,684,932	3,122,006	(437,074)	0.01	(656)
MARCH	2,582,485	2,979,072	(396,588)	0.01	(476)
APRIL	2,713,412	3,055,233	(341,822)	0.00	(479)
MAY	2,737,859	3,135,598	(397,739)	(0.01)	1,790
JUNE	2,954,424	3,027,731	(73,307)	0.01	(110)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	(623)
TOTAL					(2,896)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FAB MAY MOST JUG Y MERM	14,000	78.00
PLANTA SLP McCORMICK EL DUQUE	FAB MAY MOST ESPECIAS TE	5,000	82.00
PLANTA SLP INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS, JUGOS	11,500	60.00
PLANTA SLP BARILLA EL DUQUE	FAB PASTAS	19,260	85.00
PLANTA ENSENADA	FAB SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	60.00
CENTRO DE DIST MÉXICO	DISTRIBUCIÓN DE PRODS HERDEZ, D	17,272	95.00
CENTRO DE DIST CHIHUAHUA	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,300	90.00
CENTRO DE DIST SLP	DISTRIBUCIÓN DE PRODS HERDEZ, D	6,420	90.00
CENTRO DE DIST GUADALAJARA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,843	90.00
CENTRO DE DIST MÉRIDA	DISTRIBUCIÓN DE PRODS HERDEZ, D	1,600	90.00
CENTRO DE DIST TIJUANA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,355	90.00
CENTRO DE DIST MONTERREY	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,204	90.00
CENTRO DE DIST PUEBLA	DISTRIBUCIÓN DE PRODS HERDEZ, D	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACÍFIC				6.30
FRASCO	COMPAÑÍA VIDRIERA, S.A. DE C.V				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.60
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTÓN TITÁN				1.00
ACEITE DE SOYA	RAGASA INDUSTRIAS				3.76
ACEITE DE SOYA	CARGILL DE MEXICO				5.16

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	8,276	1,424,050	0.0	HERDEZ	WALMART
JUGOS, FRUTAS Y POST	2,313	277,832	0.0	DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	1,492	228,274	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	1,052	295,869	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	4,941	285,452	0.0	BARILLA	ISSSTE
VARIOS	80	31,112	0.0	CARLOTA	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	1,684	202,949	0.0		
JUGOS, FRUTAS Y POST	34	4,970	0.0		
VEGETALES	452	50,787	0.0		
MARISCOS Y CARNES	24	4,294	0.0		
VARIOS	23	2,454	0.0		
TOTAL		2,808,043			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	1,684	202,949	USA	HERDEZ	
JUGOS, FRUTAS Y POST	34	4,970	CENTROAMERICA	DOÑA MARIA	
VEGETALES	452	50,787	SUDAMERICA	BUFALO	
MARISCOS Y CARNES	24	4,294	EUROPA	CARLOTA	
VARIOS	23	2,454			
FOREIGN SUBSIDIARIES					

TOTAL	265,454	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	383,854,763	278,091,872	148,962,891	43,227	384,099
TOTAL			43,200,000	383,854,763	278,091,872	148,962,891	43,227	384,099

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 427,054,763

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

325615

COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
OP02 01 NOV. 2006 E-001
DIR. GRAL. DE PROGRAMACION PRESUPUESTO Y REC. MATERIALES
CORRESPONDENCIA Y ARCHIVO

Octubre 30 del 2006.

GRUPO HERDEZ.

Lic. Rafael Colado Ibarreche.
Supervisión en Jefe de Emisoras.
Dirección General de Supervisión de Mercados.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Sur – Piso 7.
Conjunto Inmobiliario Plaza Inn.
Col. Guadalupe Inn C.P. 01020.
Delegación Álvaro Obregón.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
06 NOV 2006 003163
SUBDIRECCIÓN DE ADMINISTRACION DE VALORES Y EMISORAS

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras del 3er. trimestre del 2006 de Grupo Herdez, S.A. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Finanzas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,557,389	100	4,694,153	100
s02	CURRENT ASSETS	2,101,747	46	2,120,133	45
s03	CASH AND SHORT-TERM INVESTMENTS	136,246	3	36,811	1
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	717,367	16	769,447	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	242,091	5	248,254	5
s06	INVENTORIES	983,182	22	1,047,121	22
s07	OTHER CURRENT ASSETS	22,861	1	18,500	0
s08	LONG-TERM	104,754	2	99,939	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	104,754	2	99,939	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	2,019,362	44	2,149,843	46
s13	LAND AND BUILDINGS	985,390	22	983,312	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,706,102	37	1,838,091	39
s15	OTHER EQUIPMENT	427,254	9	429,436	9
s16	ACCUMULATED DEPRECIATION	1,233,198	27	1,187,594	25
s17	CONSTRUCTION IN PROGRESS	133,814	3	86,598	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	308,310	7	313,572	7
s19	OTHER ASSETS	23,216	1	10,666	0
s20	TOTAL LIABILITIES	1,674,453	100	2,059,257	100
s21	CURRENT LIABILITIES	864,367	52	1,041,058	51
s22	SUPPLIERS	355,025	21	410,032	20
s23	BANK LOANS	259,640	16	290,379	14
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	37,355	2	131,302	6
s26	OTHER CURRENT LIABILITIES	212,347	13	209,345	10
s27	LONG-TERM LIABILITIES	631,169	38	790,402	38
s28	BANK LOANS	631,169	38	790,402	38
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	178,917	11	227,797	11
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,882,936	100	2,634,896	100
s34	MINORITY INTEREST	674,098	23	688,692	26
s35	MAJORITY INTEREST	2,208,838	77	1,946,204	74
s36	CONTRIBUTED CAPITAL	1,126,286	39	1,123,663	43
s79	CAPITAL STOCK	916,567	32	913,944	35
s39	PREMIUM ON ISSUANCE OF SHARES	209,719	7	209,719	8
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	1,082,552	38	822,541	31
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,401,992	118	3,094,588	117
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,319,440)	(80)	(2,272,047)	(86)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ — QUARTER: 3 — YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS — CONSOLIDATED

(Thousands of Mexican Pesos) — Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	136,246	100	36,811	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	136,246	100	36,811	100
s07	OTHER CURRENT ASSETS	22,861	100	18,500	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	22,861	100	18,500	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	308,310	100	313,572	100
s48	DEFERRED EXPENSES (NET)	218,530	71	223,418	71
s49	GOODWILL	89,780	29	90,154	29
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	23,216	100	10,666	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	26	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	17,090	74	10,666	100
s21	CURRENT LIABILITIES	864,367	100	1,041,058	100
s52	FOREIGN CURRENCY LIABILITIES	83,010	10	54,003	5
s53	MEXICAN PESOS LIABILITIES	781,357	90	987,055	95
s26	OTHER CURRENT LIABILITIES	212,347	100	209,345	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	9,344	4	10,032	5
s68	PROVISIONS	88,924	42	148,135	71
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	114,079	54	51,178	24
s27	LONG-TERM LIABILITIES	631,169	100	790,402	100
s59	FOREIGN CURRENCY LIABILITIES	110,502	18	187,200	24
s60	MEXICAN PESOS LIABILITIES	520,667	82	603,202	76
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	178,917	100	227,797	100
s66	DEFERRED TAXES	157,993	88	201,324	88
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	20,924	12	26,473	12
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	916,567	100	913,944	100
s37	CAPITAL STOCK (NOMINAL)	428,357	47	432,198	47
s38	RESTATEMENT OF CAPITAL STOCK	488,210	53	481,746	53

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,401,992	100	3,094,588	100
s93	LEGAL RESERVE	107,640	3	92,395	3
s43	RESERVE FOR REPURCHASE OF SHARES	212,223	6	238,527	8
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,849,086	84	2,556,783	83
s45	NET INCOME FOR THE YEAR	233,043	7	206,883	7
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,319,440)	100	(2,272,047)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,319,440)	100	(2,272,047)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	1,237,380	1,079,075
s73	PENSIONS AND SENIORITY PREMIUMS	48,670	21,224
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,652	2,449
s76	WORKERS (*)	2,625	3,200
s77	OUTSTANDING SHARES (*)	428,084,763	431,923,063
s78	REPURCHASED SHARES (*)	3,915,237	76,937
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ — QUARTER: 3 — YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	4,293,291	100	4,155,954	100
r02	COST OF SALES	2,531,089	59	2,463,226	59
r03	GROSS PROFIT	1,762,202	41	1,692,728	41
r04	OPERATING EXPENSES	1,165,182	27	1,103,600	27
r05	OPERATING INCOME	597,020	14	589,128	14
r06	INTEGRAL FINANCING COST	65,247	2	78,068	2
r07	INCOME AFTER INTEGRAL FINANCING COST	531,773	12	511,060	12
r08	OTHER EXPENSE AND INCOME (NET)	6,027	0	19,729	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	525,746	12	491,331	12
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	163,386	4	162,105	4
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	362,360	8	329,226	8
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	11,406	0	7,213	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	373,766	9	336,439	8
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	373,766	9	336,439	8
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	5,000	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	368,766	9	336,439	8
r19	NET INCOME OF MINORITY INTEREST	135,723	3	129,556	3
r20	NET INCOME OF MAJORITY INTEREST	233,043	5	206,883	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	4,293,291	100	4,155,954	100
r21	DOMESTIC	3,894,847	91	3,837,145	92
r22	FOREIGN	398,444	9	318,809	8
r23	TRANSLATED INTO DOLLARS (***)	36,613	1	27,958	1
r06	INTEGRAL FINANCING COST	65,247	100	78,068	100
r24	INTEREST EXPENSE	79,083	121	104,515	134
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	9,978	15	9,776	13
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	5,899	9	(3,856)	(5)
r28	RESULT FROM MONETARY POSITION	(9,757)	(15)	(12,815)	(16)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	163,386	100	162,105	100
r32	INCOME TAX	199,649	122	217,058	134
r33	DEFERRED INCOME TAX	(42,789)	(26)	(58,625)	(36)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	6,526	4	3,672	2
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	5,383,337	4,595,223
r37	TAX RESULT FOR THE YEAR	713,032	723,526
r38	NET SALES (**)	5,983,888	5,821,453
r39	OPERATING INCOME (**)	826,172	731,887
r40	NET INCOME OF MAJORITY INTEREST (**)	334,148	230,185
r41	NET CONSOLIDATED INCOME (**)	543,583	413,532
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	92,437	84,946

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,434,703	100	1,527,032	100
rt02	COST OF SALES	869,419	61	878,240	58
rt03	GROSS PROFIT	565,284	39	648,792	42
rt04	OPERATING EXPENSES	399,370	28	397,983	26
rt05	OPERATING INCOME	165,914	12	250,809	16
rt06	INTEGRAL FINANCING COST	10,838	1	27,294	2
rt07	INCOME AFTER INTEGRAL FINANCING COST	155,076	11	223,515	15
rt08	OTHER EXPENSE AND INCOME (NET)	5,431	0	30,080	2
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	149,645	10	193,435	13
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	42,986	3	64,155	4
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	106,659	7	129,280	8
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	5,327	0	56	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	111,986	8	129,336	8
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	111,986	8	129,336	8
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	5,000	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	106,986	7	129,336	8
rt19	NET INCOME OF MINORITY INTEREST	38,493	3	50,773	3
rt20	NET INCOME OF MAJORITY INTEREST	68,493	5	78,563	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO HERDEZ, S.A. DE C.V. BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	1,434,703	100	1,527,032	100
rt21	DOMESTIC	1,306,490	91	1,397,243	92
rt22	FOREIGN	128,213	9	129,789	8
rt23	TRANSLATED INTO DOLLARS (***)	11,731	1	11,371	1
rt06	INTEGRAL FINANCING COST	10,838	100	27,294	100
rt24	INTEREST EXPENSE	23,502	217	35,179	129
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	2,582	24	3,831	14
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(3,273)	(30)	(537)	(2)
rt28	RESULT FROM MONETARY POSITION	(6,809)	(63)	(3,517)	(13)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	42,986	100	64,155	100
rt32	INCOME TAX	81,522	190	96,474	150
rt33	DEFERRED INCOME TAX	(43,063)	(100)	(35,991)	(56)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	4,527	11	3,672	6
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 3 | YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	32,015	25,794

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 3 | YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	368,766	336,439
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	49,259	27,691
c03	RESOURCES FROM NET INCOME FOR THE YEAR	418,025	364,130
c04	RESOURCES PROVIDED OR USED IN OPERATION	60,889	320,763
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	478,914	684,893
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(159,086)	(369,760)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(141,483)	(2,555)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(300,569)	(372,315)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(75,507)	(330,604)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	102,838	(18,026)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	33,408	54,837
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	136,246	36,811

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 3 | YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	49,259	27,691
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	92,437	93,997
c41	+ (-) OTHER ITEMS	(43,178)	(66,306)
c04	RESOURCES PROVIDED OR USED IN OPERATION	60,889	320,763
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	160,771	19,495
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(130,636)	123,681
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	49,437	52,538
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	17,054	(114,406)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(35,737)	239,455
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(159,086)	(369,760)
c23	+ BANK FINANCING	(159,086)	(369,760)
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(141,483)	(2,555)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(111,019)	(60,893)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(30,464)	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	58,338
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(75,507)	(330,604)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	(9,264)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(11,307)	(303,802)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(64,200)	(71,755)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	54,217

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.78		$	0.51	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.48		$	1.02	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.21		$	(0.10)	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	5.16		$	4.51	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.82	veces		1.57	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		12.04	veces		13.28	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	8.58	%	8.09	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.12	%	11.82	%
p03	NET INCOME TO TOTAL ASSETS (**)	11.92	%	8.80	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	2.64	%	3.80	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.31	veces	1.24	veces
p07	NET SALES TO FIXED ASSETS (**)	2.96	veces	2.70	veces
p08	INVENTORIES TURNOVER (**)	3.88	veces	3.27	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	39.22	dias	43.46	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.27	%	10.45	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	36.74	%	43.86	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.58	veces	0.78	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	11.55	%	11.71	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	31.25	%	36.76	%
p15	OPERATING INCOME TO INTEREST PAID	7.54	veces	5.63	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.57	veces	2.82	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.43	veces	2.03	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.29	veces	1.03	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.25	veces	1.02	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.76	%	3.53	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	9.73	%	8.76	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.41	%	7.71	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	6.05	veces	6.55	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	52.92	%	99.31	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	47.07	%	0.68	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	14.97	%	91.89	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

GRUPO HERDEZ

October 26, 2006

Dear Members of the Board:

The third quarter of this year was characterized by intense sales competition, translating into support for our clients through promotions and discounts. In addition, it is difficult to compare figures from this period with those of the prior year, given that in the third quarter of 2005 we registered the best operating margins in the past ten years.

In the July-September period of the current year, sales volume in tons increased 3.7 percent, with sauces, juices and vegetables, among others, standing out. On a cumulative basis, in the first nine months of the year sales volume in tons rose 8.6 percent, increasing our market share in the sauces and dressings segment.

Net sales in the period totaled $1,434.7 million, a decrease of 6.0% in real terms compared to the same period of last year.

In addition to greater discounts granted by our associates, the gross profit margin was also affected by higher raw material and packaging costs.

Operating expenses remained practically unchanged in value, while operating profit in the July-September period was $165.9 million compared to $250.8 million in the same period of 2005, and EBITDA was $197.9 million, 13.8% of net sales.

It is important to note that we are not satisfied with the financial performance this quarter; nonetheless, the increase in our market share will translate into long term benefits, as we focus on balancing growth and profitability.

Despite the decrease in operating income and as a result of the lower comprehensive cost of financing, net income in the third quarter of the current year declined 12.7%, from $78.5 million in 2005 to $68.5 million.

In the January-September period, sales totaled $4,293.3 million, an increase of 3.3% with respect to the same period of last year. Gross profit was 41.0% of sales, a 0.3 percentage point improvement compared with the figure from the same period of 2005.

Operating income rose to $597.0 million, 1.3% more than in the January-September period of 2005, while EBITDA totaled $689.5 million, for an EBITDA margin of 16.1%, that is to say, very similar to that attained in 2005.

In the first nine months of the year, net income rose from $206.8 million to $233.1 million, a 12.7 percent increase.

Consolidated shareholders' equity represented 63.3% of total assets, a figure that compares favorable to the 56.1% on September 30, 2005. Majority shareholders' equity increased 13.5% in real terms during the last twelve months.

Net debt, that is bank debt less cash on hand, as of September 30, 2006, was $754.6 million, a nominal $30.0 million less than at June 30, 2006.

In the last extraordinary shareholders' meeting that took place on the 18th of this month, the company's bylaws were adapted to adhere to the new Stock Market Law. In addition, the declaration of an extraordinary dividend was approved at the rate of $0.90 per share, to be paid next month.

Once this extraordinary dividend is paid, the twelve month net debt to consolidated EBITDA ratio will be one, maintaining a healthy financial structure.

Separately, in reference to Herdez's commitment to the nutrition of the Mexican population, I am pleased to inform you that this month we launched the ***Herdez Nutre*** campaign with the support of the "Salvador Zubirán" National Institute of Medical Sciences and Nutrition. The mission of this program is to contribute to healthy eating among mothers and children with malnutrition in the indigenous communities in the state of Oaxaca.

Through the Nutritional Recovery Centers of the "Salvador Zubirán" National Institute of Medical Sciences and Nutrition, located in the Oaxacan communities, ***Herdez*** will plant a seed of hope for the benefit of more than 500 indigenous mothers and their families with this program focused on good nutrition, health and sustainable development for this community.

Sincerely,

Héctor Hernández-Pons Torres.
Chairman and CEO

Octubre 26, 2006.

Estimados Consejeros:

El tercer trimestre del presente año se caracterizó por una intensa competencia en el comercio, traduciéndose en apoyos a nuestros clientes a través de promociones y descuentos. Adicionalmente, comparar las cifras del periodo con el año anterior resulta difícil, ya que en el tercer trimestre de 2005 obtuvimos los mayores márgenes de operación en los últimos diez años.

En el periodo julio septiembre del presente año, el volumen de ventas en toneladas registró un incremento de 3.7 por ciento, destacando salsas, jugos y vegetales, entre otros. De forma acumulada, durante los primeros nueve meses del presente año, el volumen de ventas en toneladas creció 8.6 por ciento, logrando incrementar nuestra participación de mercado en el segmento de salsas y aderezos.

Las ventas netas en el periodo totalizaron $1,434.7 millones, una disminución de 6.0 por ciento en términos reales en comparación con el mismo periodo del año anterior.

Además de mayores descuentos otorgados por nuestras asociadas, el margen de utilidad bruta también fue afectado por mayores costos en materias primas y materiales de empaque.
El gasto de operación se mantuvo prácticamente constante en valores, mientras que la utilidad de operación en el periodo julio septiembre fue de $165.9 millones en comparación con $250.8 millones obtenidos durante el mismo periodo de 2005, y el flujo de operación EBITDA fue de $197.9 millones, 13.8 por ciento sobre ventas netas.

Es importante mencionar que no estamos satisfechos con el desempeño financiero durante este trimestre, sin embargo, el incremento en participación de mercado se traducirá en beneficios a largo plazo, con un enfoque de un equilibrio entre crecimiento y rentabilidad.

A pesar de la reducción en la utilidad de operación y como consecuencia de un menor costo integral de financiamiento, la utilidad neta durante el tercer trimestre del presente año se redujo 12.7 por ciento al pasar de $78.5 en 2005 a $68.5 millones.

Durante el periodo enero septiembre, las ventas en valores alcanzaron $4,293.3 millones, un incremento de 3.3 por ciento con respecto al mismo periodo del año anterior. La utilidad bruta representó 41.0 por ciento de las ventas, una mejoría de 0.3 puntos porcentuales en comparación con la registrada durante el mismo periodo de 2005.

La utilidad de operación ascendió a $597.0 millones, 1.3 por ciento más que la obtenida en el periodo enero- septiembre de 2005, mientras que el flujo de operación EBITDA alcanzó $689.5 millones, equivalente a un margen EBITDA de 16.1 por ciento, es decir muy similar al obtenido en 2005.

En los primeros nueve meses del año, la utilidad neta pasó de $ 206.8 millones a $233.1 millones, un incremento de 12.7 por ciento.

El capital contable consolidado representó 63.3 por ciento de los activos totales, cifra que compara favorablemente con la relación de 56.1 por ciento al 30 de septiembre de

2005. El capital contable mayoritario se incrementó 13.5 por ciento en términos reales durante los últimos doce meses.

La deuda neta, es decir, los pasivos bancarios menos el efectivo disponible al 30 de septiembre de 2006, fue de $754.6 millones, $30.0 millones nominales menos que la registrada al 30 de junio de 2006.

En la última asamblea extraordinaria de accionistas celebrada el pasado 18 de este mes, se adecuaron los estatutos sociales de la compañía para apegarse a la nueva Ley del Mercado de Valores. Así mismo, se aprobó el decreto de un dividendo extraordinario a razón de $0.90 por acción, pagadero el próximo mes.

Una vez pagado este dividendo extraordinario, la relación Deuda Neta a EBITDA consolidado últimos doce meses será de uno, manteniendo una sana estructura financiera.

Por otra parte, y refiriéndome al compromiso de Herdez con la nutrición de la población mexicana, me complace informarles que este mes lanzamos la campaña Herdez Nutre con el apoyo del Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán. La misión de este programa consiste en contribuir a la sana alimentación de madres e hijos con desnutrición en comunidades indígenas en el estado de Oaxaca.

A través de los Centros de Recuperación Nutricional del Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán, ubicados en las comunidades oaxaqueñas, Herdez sembrará una semilla de esperanza al beneficiar a más de 500 madres indígenas y sus familias con este programa enfocado a la sana nutrición, la salud y el desarrollo sustentable para su comunidad.

A t e n t a m e n t e

Héctor Hernández-Pons Torres.
Presidente y Director General.

NOTA 1. ESTRUCTURA DE LA COMPAÑÍA.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:
A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GÉNERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA ÍNDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACIÓN O LIQUIDACIÓN.

B) LA ADQUISICIÓN, ENAJENACIÓN Y EN GENERAL LA NEGOCIACIÓN DE TODO TIPO DE ACCIONES, PARTES SOCIALES Y DE CUALQUIER OTRO TÍTULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACIÓN EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS: HERDEZ, S.A. DE C.V., GRUPO BÚFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MC CORMICK DE MÉXICO, S.A. DE C.V., SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V., BARILLA MÉXICO, S.A. DE C.V. Y COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V.

NOTA 2. POLÍTICAS DE CONTABILIDAD MÁS IMPORTANTES.
A) LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 30 DE SEPTIEMBRE DE 2006.

B) TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑÍAS SE ELIMINAN EN LA CONSOLIDACIÓN. ADEMÁS, EN LOS ESTADOS FINANCIEROS INDIVIDUALES DE GRUPHER AL 30 DE SEPTIEMBRE DE 2006 Y DE 2005, LA INVERSIÓN EN SUBSIDIARIAS (ELIMINADA EN CONSOLIDACIÓN CONTRA LA INVERSIÓN DE LOS ACCIONISTAS DE LAS SUBSIDIARIAS) SE VALÚA POR EL MÉTODO DE PARTICIPACIÓN. LA CONSOLIDACIÓN SE EFECTUÓ CON BASE EN LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS.

C) HASTA EL 31 DE DICIEMBRE DE 2003 GRUPHER Y SUBSIDIARIAS RECONOCÍAN EL VALOR NETO EN LIBROS DE LAS ACCIONES ADQUIRIDAS MEDIANTE CARGOS SISTEMÁTICOS A LOS RESULTADOS DEL EJERCICIO EN UN PLAZO DE 15 AÑOS; SIN EMBARGO, A PARTIR DEL EJERCICIO DE 2004, ADOPTARON ANTICIPADAMENTE LAS DISPOSICIONES DEL BOLETÍN B-7 "ADQUISICIONES DE NEGOCIOS" LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL MÉTODO DE COMPRA COMO REGLA ÚNICA DE VALUACIÓN PARA LA ADQUISICIÓN DE NEGOCIOS, MODIFICA EL TRATAMIENTO CONTABLE DEL CRÉDITO MERCANTIL, ELIMINANDO SU AMORTIZACIÓN A PARTIR DE LA ENTRADA EN VIGOR DE ESTE BOLETÍN Y SUJETÁNDOLO A REGLAS DE DETERIORO DE FORMA ANUAL; ASIMISMO, DA REGLAS ESPECÍFICAS EN LA ADQUISICIÓN DEL INTERÉS MINORITARIO Y DE TRANSFERENCIAS DE ACTIVOS O INTERCAMBIO DE ACCIONES ENTRE ENTIDADES DE UN MISMO GRUPO.

D) LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

E) LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCIÓN, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINÓ POR EL MÉTODO DE ÚLTIMAS ENTRADAS PRIMERAS - SALIDAS.

F) LOS INMUEBLES, MAQUINARIA Y EQUIPO Y SU DEPRECIACIÓN ACUMULADA SE ACTUALIZAN APLICANDO FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC) DE ACUERDO CON LAS DISPOSICIONES CONTENIDAS EN EL QUINTO DOCUMENTO DE ADECUACIONES AL BOLETÍN B-10, EMITIDO POR EL INSTITUTO MEXICANO DE CONTADORES PÚBLICOS (IMCP), EN EL CASO ESPECÍFICO DE ALGUNOS ACTIVOS SE

ACTUALIZAN LIMITADOS HASTA EL VALOR DE MERCADO.

EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO.

G) HASTA EL 31 DE DICIEMBRE DE 2003, GRUPHER Y SUBSIDIARIAS RECONOCÍAN LOS DERECHOS DE MARCA ACTUALIZÁNDOLAS MEDIANTE LA APLICACIÓN DE FACTORES DERIVADOS DEL INPC Y SE AMORTIZABAN A TASAS ANUALES. AL 31 DE DICIEMBRE DE 2004 Y 2003 SE PRESENTAN EN EL RENGLÓN DE OTROS ACTIVOS EN EL BALANCE GENERAL. A PARTIR DEL EJERCICIO QUE TERMINÓ EL 31 DE DICIEMBRE DE 2004, GRUPHER Y SUBSIDIARIAS ADOPTARON LOS LINEAMIENTOS ESTABLECIDOS EN EL BOLETÍN C-8 "ACTIVOS INTANGIBLES", DEJANDO DE AMORTIZAR LOS ACTIVOS INTANGIBLES CORRESPONDIENTES A LAS MARCAS, LAS CUALES FUERON SUJETAS A ESTUDIOS DE DETERIORO CON BASE EN LA EXPECTATIVA DE LOS BENEFICIOS ECONÓMICOS FUTUROS.

H) LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

I) EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

J) LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

Concepto	Costo de Adquisic	Deprec Acumul	Valor en Libros	Reval	Deprec Por rev	Valor en Libros
INMUEBLES	342,281	2,631	269,650	369,023	183,620	455,053
MAQUINARIA	840,294	10,051	530,243	865,808	483,676	912,375
EQ.TRANSP.	33,546	21,769	11,777	42,504	35,494	18,787
EQ.OFNA.	43,701	19,643	24,058	38,619	31,787	30,890
EQ.COMPUTO	53,147	42,450	10,697	17,804	15,320	13,181
EQ. DE PESCA	191,310	12,059	179,251	1,712	3,828	77,135
OTROS	3,960	718	3,242	951	152	4,041
TOTAL	508,239	79,321	1,028,918	1,336,421	753,877	1,611,462

Activos No Depreciables

TERRENOS	112,287		112,287	161,800		274,087
CONSTRUCC. EN PROCESO	133,814		133,814			133,814
TOTAL	246,101		246,101	161,800		407,901
TOTAL	1,754,340	479,321	1,275,019	1,498,221	753,877	2,019,363

NOTA 4. PASIVO CONTINGENTE.

LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA

RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE

SERVICIO DE ACUERDO CON EL CONTRATO COLECTIVO DE TRABAJO, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN LOS SERVICIOS

CORRESPONDIENTES, A TRAVÉS DE APORTACIONES A UN FONDO EN FIDEICOMISO IRREVOCABLE, CON BASE EN ESTUDIOS ACTUARIALES.

A CONTINUACIÓN SE RESUMEN LOS PRINCIPALES DATOS FINANCIEROS CONSOLIDADOS DE DICHOS PLANES:

	2005	2006
OBLIGACIÓN POR BENEFICIOS PROYECTADOS	(84,336)	(120,844)
ACTIVOS DE LOS PLANES A VALOR DE MERCADO	20,260	48,670
SERVICIOS ANTERIORES NO AMORTIZADOS	34,525	43,486
VARIACIÓN EN SUPUESTOS Y AJUSTES NO AMORTIZ.	5,347	7,763
PASIVO NETO PROYECTADO	(24,204)	(20,925)
OBLIGACIÓN POR BENEFICIOS ACTUALES	(66,315)	(103,827)
PASIVO DE TRANSICIÓN NO AMORTIZADO	(42,111)	82,902
COSTO NETO DEL PERÍODO	9,585	13,582

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

LOS DEMÁS PAGOS BASADOS EN ANTIGÜEDAD A QUE PUEDEN TENER DERECHO LOS TRABAJADORES EN CASO DE SEPARACIÓN O MUERTE, DE ACUERDO CON LA LEY FEDERAL DEL TRABAJO, SE LLEVAN A RESULTADOS EN EL AÑO EN QUE SE VUELVEN EXIGIBLES.

NOTA 5. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	428,357	488,210	916,567
PRIMA EN VENTA DE ACCIONES	43,572	166,147	209,719
RESERVA LEGAL	58,463	49,177	107,640
RESULTADOS ACUMULADOS	1,462,543	1,386,543	2,849,086
RVA P/ ADQUIS DE ACCS PROP	43,365	168,858	212,223
EXC (INSUF) EN LA ACT DEL CAP	(2,319,440)		(2,319,440)
RESULTADO DEL EJERCICIO	233,043	0	233,043
TOTAL	2,269,343	(60,505)	2,208,838

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES.

DURANTE EL TERCER TRIMESTRE DEL AÑO 2006 SE VENDIERON 1,030,000 ACCIONES A UN PRECIO PROMEDIO DE $7.7344 POR ACCIÓN.

A LA FECHA DE CIERRE DEL TERCER TRIMESTRE DEL AÑO 2006 HABÍA EN CIRCULACIÓN 428,084,763 ACCIONES.
A LA FECHA DE EMISIÓN Y ENVÍO DE ESTE REPORTE HABÍA EN CIRCULACIÓN 428,099,763 ACCIONES.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO.

EL COSTO INTEGRAL DE FINANCIAMIENTO ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:

	CONSOLIDADO
INTERESES PAGADOS	104,515
INTERESES GANADOS	9,776
PÉRDIDA/(UTILIDAD)CAMBIARIA	(3,856)
RESULTADO POR POSICIÓN MONETARIA	(12,815)
TOTAL	78,068

NOTA 8. IMPUESTOS DIFERIDOS.

DE ACUERDO A PRINCIPIOS DE CONTABILIDAD, ES OBLIGATORIO RECONOCER LOS IMPUESTOS DIFERIDOS DEL IMPUESTO SOBRE LA RENTA Y DE LA

PARTICIPACIÓN A LOS TRABAJADORES EN LA UTILIDAD, DERIVADOS DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS

ACTIVOS Y PASIVOS.

LOS EFECTOS ACUMULADOS AL 30 DE SEPTIEMBRE FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	(42,789)
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	157,993

NOTA 9.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	CIERRE	ADQUIS	FACTOR	MENSUAL	ACUMUL
OCT-05	26,147	26,147	119.170	114.765	1.0383	27,148	27,148
NOV-05	38,579	64,726	119.170	115.591	1.0309	39,771	66,920
DIC-05	34,749	99,475	119.170	116.301	1.0246	35,604	102,523
ENE-06	15,380	114,855	119.170	116.983	1.0186	15,666	118,189
FEB-06	19,410	134,265	119.170	117.162	1.0171	19,742	137,931
MAR-06	43,817	178,082	119.170	117.309	1.0158	44,509	182,441
ABR-06	24,332	202,414	119.170	117.481	1.0143	24,680	207,121
MAY-06	28,693	231,107	119.170	116.958	1.0189	29,235	236,356
JUN-06	30,048	261,155	119.170	117.059	1.0180	30,589	266,945
JUL-06	21,192	282,347	119.170	117.380	1.0152	21,514	288,459
AGO-06	20,981	303,328	119.170	117.979	1.0100	21,191	309,650
SEP-06	24,498	327,826	119.170	119.170	1.0000	24,498	334,148

AL 30 DE SEPTIEMBRE DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	8,467	2,334	10,801
PASIVOS MONETARIOS	17,492	21	17,512
POSICIÓN NETA	(9,025)	2,313	(6,711)

AL 30 DE SEPTIEMBRE DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

CONSOLIDADO

INVENTARIOS	3,925
MAQUINARIA Y EQUIPO	121,540
TOTAL	125,465

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA

EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	3,894,847	398,444	4,293,291
UTILIDAD (PÉRDIDA) DE OPERACIÓN	541,613	55,407	597,020
UTILIDAD NETA	211,415	21,628	233,043
DEPRECIACIÓN Y AMORTIZACIÓN	83,858	8,579	92,437
EBITDA	625,471	63,986	689,457
ACTIVOS TOTALES	4,134,435	422,954	4,557,389
PASIVOS TOTALES	1,519,053	155,400	1,674,453

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS

PARA EL CONSUMO HUMANO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
HERDEZ, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	300,000,000	100.00
COMPANIA COMERCIAL HERDEZ, S.A. DE C.V.	COMERCIALIZACION DE PRODUCTOS ALIMENTICI	326,672,310	100.00
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	450,000,000	50.00
GRUPO BUFALO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	37,000,063	100.00
MIEL CARLOTA, S.A. DE C.V.	PROD DE MIEL DE ABEJA	135,000,000	95.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORTACION DE PROD ALIMENTICIOS	1,000,000	50.00
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100.00
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGETALES DESHIDRATADOS	5,388,187	100.00
HERSEA, S.A. DE C.V.	PESCA Y COMERC DE PRODS DEL MAR	40,050	100.00
BARILLA MEXICO, S.A. DE C.V.	IMPORTACION DE PASTAS Y SALSAS	117,748,096	50.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00
		0	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					104,754
TOTAL				0	104,754

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
INBURSA	01/12/2010	11.05	0	0	0	0	49,000	0						
BANCOMER	30/10/2006	6.09	0	22,000	0	0	0	0						
BANCOMER	30/06/2007	9.70	0	18,889	0	0	0	0						
BANCOMER	31/03/2010	9.70	0	0	0	0	56,667	0						
BANAMEX	22/09/2007	9.75	0	18,750	0	0	81,250	0						
BANAMEX	22/12/2010	9.75	0	0	0	0	0	0						
BANCOMEXT2	22/09/2007	9.95	0	43,333	0	0	0	0						
BANCOMEXT2	18/03/2009	9.95	0	0	0	65,000	0	0						
INBURSA	01/12/2010	10.98	0	0	0	0	100,000	0						
INBURSA	01/09/2007	11.08	0	20,000	0	0	0	0						
INBURSA	01/12/2010	11.08	0	0	0	0	45,000	0						
INBURSA1	01/09/2007	11.08	0	20,000	0	0	0	0						
INBURSA1	01/12/2010	11.08	0	0	0	0	45,000	0						
INBURSA	01/09/2007	11.08	0	4,000	0	0	0	0						
INBURSA	01/12/2010	11.08	0	0	0	0	14,000	0						
INBURSA2	01/09/2007	10.20	0	14,000	0	0	0	0						
INBURSA2	01/12/2010	10.20	0	0	0	0	33,500	0						
SCOTIABANK INVERLAT	30/06/2007	8.16	0	25,000	0	0	0	0						
SCOTIABANK INVERLAT	30/09/2008	8.16	0	0	31,250	0	0	0						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
BANCOMEXT1	20/06/2007	6.90							0	73,668	0	0	0	0
BANCOMEXT1	19/12/2008	6.90							0	0	0	110,502	0	0
OTHER														
TOTAL BANKS			0	185,972	31,250	65,000	424,417	0	0	73,668	0	110,502	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS PROVEEDORES		0.00	0	348,056	0	0	0	0						
VARIOS PROVEEDORES		0.00							0	8,969	0	0	0	0
TOTAL SUPPLIERS			0	348,056	0	0	0	0	0	8,969	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS CUENTAS POR PAGAR		0.00	0	113,706	0	0	0	0						
OTRAS CUENTAS POR PAGAR		0.00							0	373	0	0	0	0
TOTAL			0	645,734	31,250	65,000	424,417	0	0	83,010	0	110,502	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	8,467	93,557	2,334	25,796	119,353
LIABILITIES POSITION	17,492	193,286	21	226	193,512
SHORT-TERM LIABILITIES POSITION	7,492	82,784	21	226	83,010
LONG-TERM LIABILITIES POSITION	10,000	110,502	0	0	110,502
NET BALANCE	(9,025)	(99,729)	2,313	25,570	(74,159)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	2,928,584	3,332,359	(403,775)	0.01	(2,375)
FEBRUARY	2,684,932	3,122,006	(437,074)	0.01	(665)
MARCH	2,582,485	2,979,072	(396,588)	0.01	(483)
APRIL	2,713,412	3,055,233	(341,822)	0.01	(485)
MAY	2,738,159	3,135,598	(397,439)	(0.01)	1,814
JUNE	2,854,347	3,267,964	(413,616)	0.01	(336)
JULY	2,798,055	3,189,981	(391,926)	0.01	(1,073)
AUGUST	2,827,886	3,264,883	(436,997)	0.01	(2,260)
SEPTEMBER	2,856,754	3,305,654	(440,900)	0.01	(3,084)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	(810)
TOTAL					(9,757)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FABR MAY, MOST, JUGOS Y MERM	14,000	78.00
PLANTA SLP MCCORMICK DUQUE	FABR MAY, MOSTAZA, TES	5,000	82.00
PLANTA SLP INDUSTRIAS	FABR MOLES, SALSAS, FRUTAS, JUG	11,500	60.00
PLANTA SLP BARILLA DUQUE	FABR PASTAS	19,260	85.00
PLANTA ENSENADA	FABR SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINAS	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATUN	1,000	80.00
CENTRO DISTR MEXICO	DISTR PRODS HERDEZ, D MARIA,	17,272	95.00
CENTRO DISTR CHIHUAHUA	DISTR PRODS HERDEZ, D MARIA,	3,300	90.00
CENTRO DISTR SLP	DISTR PRODS HERDEZ, D MARIA,	6,420	90.00
CENTRO DISTR GUADALAJARA	DISTR PRODS HERDEZ, D MARIA,	4,843	90.00
CENTRO DISTR MERIDA	DISTR PRODS HERDEZ, D MARIA,	1,600	90.00
CENTRO DISTR TIJUANA	DISTR PRODS HERDEZ, D MARIA,	4,355	90.00
CENTRO DISTR MONTERREY	DISTR PRODS HERDEZ, D MARIA,	3,204	90.00
CENTRO DISTR PUEBLA	DISTR PRODS HERDEZ, D MARIA,	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACIFIC				6.3
FRASCO	COMPANIA VIDRIERA SA DE CV				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.6
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTON TITAN				3.76
ACEITE DE SOYA	RAGASA IND Y CARGIL DE MEXICO				8.92
					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	12,754	2,196,976	0.0	HERDEZ, MCCORMICK	WAL MART
JUGOS FRUTAS Y POSTR	3,614	432,855	0.0	HERDEZ, CARLOTA	COMERCIAL MEXICANA
VEGETALES	2,351	352,437	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	1,486	419,990	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	7,459	430,503	0.0	BARILLA	ISSSTE
VARIOS	111	62,086	0.0	HERDEZ	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	2,588	311,729	0.0		
JUGOS FRUTAS Y POSTR	66	10,079	0.0		
VEGETALES	575	63,925	0.0		
MARISCOS Y CARNES	32	5,924	0.0		
VARIOS	59	6,787	0.0		
TOTAL		4,293,291			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 3 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	2,588	311,729			
JUGOS FRUTAS Y POSTR	66	10,079			
VEGETALES	575	63,925			
MARISCOS Y CARNES	32	5,924			
VARIOS	59	6,787			
FOREIGN SUBSIDIARIES					

TOTAL	398,444	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	384,884,763	278,091,872	149,992,891	43,227	385,130
TOTAL			43,200,000	384,884,763	278,091,872	149,992,891	43,227	385,130

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 428,084,763

NOTES

NO APLICABLE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

NO APLICABLE

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

CORPORATIVO CINCO
S. A. DE C. V.
★ MAYO 8 2006 ★
PRESIDENCIA
DIRECCION GENERAL

GRUPO HERDEZ.

RECEIVED

Abril 27 del 2006.

Lic. Carla Filler Ojeda.
Dirección de Vigilancia de Emisoras.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Norte – Planta Baja.
Conjunto Plaza Inn.
Col. Guadalupe Inn.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras del 1er. trimestre del 2006 de Grupo Herdez, S.A. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Finanzas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 1 | YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,514,157	100	4,450,697	100
s02	CURRENT ASSETS	2,071,667	46	2,127,850	48
s03	CASH AND SHORT-TERM INVESTMENTS	167,715	4	80,866	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	757,680	17	692,859	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	197,822	4	275,139	6
s06	INVENTORIES	871,040	19	1,032,614	23
s07	OTHER CURRENT ASSETS	77,410	2	46,372	1
s08	LONG-TERM	94,461	2	94,777	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	94,461	2	94,777	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	2,023,925	45	1,855,364	42
s13	LAND AND BUILDINGS	979,533	22	919,993	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,697,238	38	1,735,690	39
s15	OTHER EQUIPMENT	424,613	9	230,224	5
s16	ACCUMULATED DEPRECIATION	1,175,364	26	1,119,334	25
s17	CONSTRUCTION IN PROGRESS	97,905	2	88,791	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	317,978	7	372,706	8
s19	OTHER ASSETS	6,126	0	0	0
s20	TOTAL LIABILITIES	1,732,714	100	2,129,141	100
s21	CURRENT LIABILITIES	786,658	45	889,211	42
s22	SUPPLIERS	307,109	18	366,434	17
s23	BANK LOANS	228,095	13	344,063	16
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	156,555	9	36,525	2
s26	OTHER CURRENT LIABILITIES	94,899	5	142,189	7
s27	LONG-TERM LIABILITIES	740,052	43	952,614	45
s28	BANK LOANS	740,052	43	952,614	45
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	206,004	12	287,316	13
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,781,443	100	2,321,556	100
s34	MINORITY INTEREST	690,565	25	644,714	28
s35	MAJORITY INTEREST	2,090,878	75	1,676,842	72
s36	CONTRIBUTED CAPITAL	1,108,691	40	1,096,357	47
s79	CAPITAL STOCK	902,247	32	889,913	38
s39	PREMIUM ON ISSUANCE OF SHARES	206,444	7	206,444	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	982,187	35	580,485	25
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,229,030	116	2,851,305	123
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,246,843)	(81)	(2,270,820)	(98)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	167,715	100	80,866	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	167,715	100	80,866	100
s07	OTHER CURRENT ASSETS	77,410	100	46,372	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	77,410	100	46,372	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	317,978	100	372,706	100
s48	DEFERRED EXPENSES (NET)	217,179	68	218,594	59
s49	GOODWILL	88,930	28	88,696	24
s51	OTHER	11,869	4	65,416	18
s19	OTHER ASSETS	6,126	100	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	100	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	786,658	100	889,211	100
s52	FOREIGN CURRENCY LIABILITIES	85,700	11	49,208	6
s53	MEXICAN PESOS LIABILITIES	700,958	89	840,003	94
s26	OTHER CURRENT LIABILITIES	94,899	100	142,189	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	10,052	11	9,973	7
s68	PROVISIONS	61,072	64	114,066	80
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	23,775	25	18,150	13
s27	LONG-TERM LIABILITIES	740,052	100	952,614	100
s59	FOREIGN CURRENCY LIABILITIES	145,246	20	252,270	26
s60	MEXICAN PESOS LIABILITIES	594,806	80	700,344	74
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	206,004	100	287,316	100
s66	DEFERRED TAXES	185,353	90	262,266	91
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	20,651	10	25,050	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	902,247	100	889,913	100
s37	CAPITAL STOCK (NOMINAL)	432,275	48	422,784	48
s38	RESTATEMENT OF CAPITAL STOCK	469,972	52	467,129	52

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,229,030	100	2,851,305	100
s93	LEGAL RESERVE	90,954	3	90,954	3
s43	RESERVE FOR REPURCHASE OF SHARES	234,873	7	187,837	7
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,819,600	87	2,516,660	88
s45	NET INCOME FOR THE YEAR	83,603	3	55,854	2
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,246,843)	100	(2,270,820)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,246,843)	100	(2,270,820)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	1,285,009	1,238,639
s73	PENSIONS AND SENIORITY PREMIUMS	38,547	19,463
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,583	2,697
s76	WORKERS (*)	3,064	3,141
s77	OUTSTANDING SHARES (*)	431,999,963	422,460,363
s78	REPURCHASED SHARES (*)	37	9,539,637
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 1 | YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	1,377,282	100	1,232,636	100
r02	COST OF SALES	821,003	60	751,212	61
r03	GROSS PROFIT	556,279	40	481,424	39
r04	OPERATING EXPENSES	347,489	25	318,718	26
r05	OPERATING INCOME	208,790	15	162,706	13
r06	INTEGRAL FINANCING COST	20,511	1	30,317	2
r07	INCOME AFTER INTEGRAL FINANCING COST	188,279	14	132,389	11
r08	OTHER EXPENSE AND INCOME (NET)	3,362	0	3,342	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	184,917	13	129,047	10
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,113	4	41,156	3
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	128,804	9	87,891	7
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,137	0	2,636	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	129,941	9	90,527	7
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	129,941	9	90,527	7
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	129,941	9	90,527	7
r19	NET INCOME OF MINORITY INTEREST	46,338	3	34,673	3
r20	NET INCOME OF MAJORITY INTEREST	83,603	6	55,854	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	1,377,282	100	1,232,636	100
r21	DOMESTIC	1,266,876	92	1,152,882	94
r22	FOREIGN	110,406	8	79,754	6
r23	TRANSLATED INTO DOLLARS (***)	10,396	1	6,889	1
r06	INTEGRAL FINANCING COST	20,511	100	30,317	100
r24	INTEREST EXPENSE	25,097	122	34,250	113
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	2,968	14	2,610	9
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	2,989	15	2,651	9
r28	RESULT FROM MONETARY POSITION	(4,607)	(22)	(3,974)	(13)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,113	100	41,156	100
r32	INCOME TAX	55,839	100	50,880	124
r33	DEFERRED INCOME TAX	274	0	(9,724)	(24)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1,527,466	1,377,543
r37	TAX RESULT FOR THE YEAR	199,425	169,599
r38	NET SALES (**)	5,899,847	5,701,234
r39	OPERATING INCOME (**)	851,579	533,319
r40	NET INCOME OF MAJORITY INTEREST (**)	330,927	116,905
r41	NET CONSOLIDATED INCOME (**)	542,685	272,697
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	29,255	28,488

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,377,282	100	1,232,636	100
rt02	COST OF SALES	821,003	60	751,212	61
rt03	GROSS PROFIT	556,279	40	481,424	39
rt04	OPERATING EXPENSES	347,489	25	318,718	26
rt05	OPERATING INCOME	208,790	15	162,706	13
rt06	INTEGRAL FINANCING COST	20,511	1	30,317	2
rt07	INCOME AFTER INTEGRAL FINANCING COST	188,279	14	132,389	11
rt08	OTHER EXPENSE AND INCOME (NET)	3,362	0	3,342	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	184,917	13	129,047	10
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,113	4	41,156	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	128,804	9	87,891	7
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,137	0	2,636	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	129,941	9	90,527	7
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	129,941	9	90,527	7
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	129,941	9	90,527	7
rt19	NET INCOME OF MINORITY INTEREST	46,338	3	34,673	3
rt20	NET INCOME OF MAJORITY INTEREST	83,603	6	55,854	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO HERDEZ, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,377,282	100	1,232,636	100
rt21	DOMESTIC	1,266,876	92	1,152,882	94
rt22	FOREIGN	110,406	8	79,754	6
rt23	TRANSLATED INTO DOLLARS (***)	10,396	1	6,889	1
rt06	INTEGRAL FINANCING COST	20,511	100	30,317	100
rt24	INTEREST EXPENSE	25,097	122	34,250	113
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	2,968	14	2,610	9
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	2,989	15	2,651	9
rt28	RESULT FROM MONETARY POSITION	(4,607)	(22)	(3,974)	(13)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,113	100	41,156	100
rt32	INCOME TAX	55,839	100	50,880	124
rt33	DEFERRED INCOME TAX	274	0	(9,724)	(24)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	29,255	28,488

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	129,941	90,527
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	30,109	12,669
c03	RESOURCES FROM NET INCOME FOR THE YEAR	160,050	103,196
c04	RESOURCES PROVIDED OR USED IN OPERATION	72,680	111,933
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	232,730	215,129
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(65,353)	(131,585)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	704
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(65,353)	(130,881)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(32,551)	(57,365)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	134,826	26,883
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	32,889	53,983
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	167,715	80,866

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	30,109	12,669
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	29,255	28,488
c41	+ (-) OTHER ITEMS	854	(15,819)
c04	RESOURCES PROVIDED OR USED IN OPERATION	72,680	111,933
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	147,233	52,999
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(7,705)	106,090
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(8,985)	23,557
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(25,585)	(149,815)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(32,278)	79,102
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(65,353)	(131,585)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(65,353)	(131,585)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	704
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	704
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(32,551)	(57,365)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	(9,203)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,046)	(9,663)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(31,505)	(38,499)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.77		$	0.26	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.45		$	0.72	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	4.84		$	3.84	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.92	veces		1.38	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		12.14	veces		19.81	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	9.43	%	7.34	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.82	%	6.97	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.02	%	6.12	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	3.54	%	4.38	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.30	veces	1.28	veces
p07	NET SALES TO FIXED ASSETS (**)	2.91	veces	3.07	veces
p08	INVENTORIES TURNOVER (**)	3.75	veces	3.27	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	43.05	dias	43.99	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.25	%	9.77	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	38.38	%	47.83	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.62	veces	0.91	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	13.32	%	14.15	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.56	%	51.34	%
p15	OPERATING INCOME TO INTEREST PAID	8.31	veces	4.75	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.40	veces	2.67	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.63	veces	2.39	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.52	veces	1.23	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.19	veces	0.99	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	21.31	%	9.09	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	11.62	%	8.37	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	5.27	%	9.08	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	9.27	veces	6.28	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	100.53	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(0.00)	%	(0.53)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	3.21	%	16.84	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

GRUPO

HERDEZ

May 4, 2006

Dear Members of the Board:

We began 2006 with a solid increase in sales, greatly exceeding Mexico's gross domestic product estimates for the first quarter of the year.

Domestic sales volume measured in tons increased by 10.5%, while export sales rose 46.6%, thus achieving a total sales volume growth of 13.4% during the first three months of 2006 compared to the same period of the previous year.

Our total net sales in the first quarter of 2006 reached $1,377.3 million, an increase of 11.7% in real terms compared to the same quarter of the previous year, driven by increases of 9.9% and 38.4% in domestic and foreign sales, respectively.

It is worth noting that this is the second consecutive quarter with growth of over 30% in sales to the United States, with total exports comprising 8.0% of total sales, as compared to 6.5% in the same quarter of 2005. In addition, on the domestic level, most of the segments in which we participate registered important increases, especially in mole, tuna and mayonnaise, among others.

The cost of sales declined slightly, from 60.9% to 59.6% of sales, making gross profit rise to $556.3 million, 15.5% more than in the previous year, thanks to our price policy and the stabilization of certain raw materials prices.

Nonetheless, pressure in packaging and raw materials will continue throughout this year, an effect we hope to mitigate with efficiencies in our production plants and with a strict control of operating expenses.

Operating expenses represented 25.2% of sales, a marginal reduction of 0.7 percentage points in comparison with the previous year, with operating income rising to $208.8 million, an increase of 28.3% compared to the first quarter of 2005, translating into a 15.2% operating margin, two points greater than that in the previous year.

Likewise, EBITDA rose to $238.0 million, an increase of 24.5%, while EBITDA margin also expanded by 1.8 points, rising from 15.5% to 17.3% of sales.

As an outcome of good operating results, net majority income in the first quarter rose to $83.6 million; that is $27.7 million or 49.7% greater than that obtained in the first quarter of 2005.

The company's financial situation remains solid, with net debt – that is, bank debt less available cash - as of March 31, 2006 totaling $800.5 million, $191.6 million nominal pesos less than net debt at the close of fiscal year 2005.

Majority shareholder's equity rose from $1,676.8 million to $2,090.9 million, an increase of $414.1 million, or 24.7% discounting inflation.

As I have mentioned on other occassions, the evolution of Herdez is a continuous process. There are still areas of opportunity throughout the entire organization which we will address in an efficient way, and which will gradually be reflected in the results of coming quarters.

This quarter's results are the reflection of the course we have followed towards profitable growth. Our company is ready to face the challenges that the future brings, and to convert those into opportunities with a focus on the consumer and a long-term vision that, without doubt, will create value for Grupo Herdez.

Sincerely,

Héctor Hernández-Pons Torres.
President and CEO

INFORME DEL DIRECTOR GENERAL
Primer Trimestre de 2006

Ventas Netas

Valores

Las ventas del primer trimestre fueron de $1, 377.3 un crecimiento de 11.7% con respecto a 2005 que fueron de $1,232.6 millones de pesos.

Las ventas nacionales alcanzaron $1,266.9 millones que comparados contra $1,152.9 representa un incremento del 9.9%.
Las exportaciones alcanzaron $110.4 millones registrando un crecimiento muy importante de 38.4% ya que el año anterior se vendieron $79.7 millones, representando un 8.0% de las ventas.

Unidades

Millones de Cajas

Las ventas durante el trimestre pasaron de 8.7 a 9.6, lo que significó un incremento de 10.0%, asimismo, en ventas nacionales se tuvo un incremento del 7.6% mientras que en exportaciones se logró un 38.1%.

Toneladas

Las ventas fueron por 70,456.5 y 79,869.0 en el 1T05 y 1T06 respectivamente, lo que representó un incremento del 13.4%. En ventas nacionales el incremento fue del 10.5% mientras que en exportaciones fue del 46.6%.

Costos y Gastos

El costo de ventas del trimestre actual se incrementó como resultado de un mayor volumen de ventas, en 9.3%. Como proporción a ventas, el costo disminuyó 1.3 puntos porcentuales al pasar de 60.9% en 2005 a 59.6% en 2006.

Los gastos de operación del trimestre representaron 25.2% sobre ventas, muy similar al 25.9% del mismo periodo del año anterior. En importe, los gastos de operación pasaron de $318.7 durante 2005 a $347.5 millones en 2006, con un incremento del 9.0%.

Utilidad de Operación y UAFIDA

La utilidad de operación del 1T06 ascendió a $208.8 millones lo que representó un incremento de 28.3% respecto al mismo periodo del año anterior. De igual forma, el margen de operación pasó de 13.2% a 15.2% de las ventas, es decir, una expansión de 2.0 puntos porcentuales.

De igual forma, el flujo de operación UAFIDA alcanzó un crecimiento de 24.5% al pasar de $191.2 a $238.0 millones, mientras que el margen pasó del 15.5% en 2005 a 17.3% en el 2006.

Costo Integral de Financiamiento

El costo integral de financiamiento se redujo $9.8 millones al pasar de $30.3 en el 1T05

a $20.5 millones en el 1T06 con un decremento del 32.3%.

Otros Gastos (Productos)

Este renglón se comportó de manera similar al obtenerse $3.3 y $3.4 millones en el 2005 y 2006 respectivamente.

Utilidad Neta

Como consecuencia de los mejores resultados operativos y el menor costo financiero, la utilidad neta consolidada creció 43.5% durante el trimestre al pasar de $90.5 a $129.9 millones, de 2005 a 2006 respectivamente.

En el mismo sentido, la utilidad neta mayoritaria registró un importante crecimiento de 49.7% al pasar de $55.9 en el 1T05 a $83.6 millones durante el 1T06, el margen neto se ubicó en 4.5% en el 2005 y 6.1% en el 2006.

Flujo de Efectivo

De los recursos generados por la operación por $232.7, 28.1% se destinó a la reducción de pasivos con costo, 14.0% a adquisición de activos fijos y el 57.9% se incrementó al saldo inicial de Efectivo e Inversiones Temporales.

Pasivos con Costo

Al 31 de Marzo de 2006 la deuda bancaria fue de $968.1,una disminución de $56.6 nominales con relación al cierre del ejercicio del 2005.

LIC. HECTOR HERNANDEZ PONS TORRES.
DIRECTOR GENERAL DE GRUPO HERDEZ, S.A. DE C.V.

NOTA 1. ESTRUCTURA DE LA COMPAÑÍA.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:
A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GÉNERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA ÍNDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACIÓN O LIQUIDACIÓN.

B) LA ADQUISICIÓN, ENAJENACIÓN Y EN GENERAL LA NEGOCIACIÓN DE TODO TIPO DE ACCIONES, PARTES SOCIALES Y DE CUALQUIER OTRO TÍTULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACIÓN EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS: HERDEZ, S.A. DE C.V., GRUPO BÚFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MC CORMICK DE MÉXICO, S.A. DE C.V., SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V., BARILLA MÉXICO, S.A. DE C.V., COMPAÑIA COMERCIAL HERDEZ(1), S.A. DE C.V., FABRICA DE ENVASES DEL PACIFICO, S.A. DE C.V. Y HERMARCAS, S.A. DE C.V.

(1)COMPAÑÍA CONSTITUIDA EL 1 DE DICIEMBRE DE 2004 COMO RESULTADO DE LA ESCISIÓN DE HERDEZ, S. A. DE C. V. EN LA MISMA FECHA. EL CAPITAL SOCIAL CONSTITUIDO ES DE $34,048 ($32,667 VALOR HISTÓRICO).

NOTA 2. POLÍTICAS DE CONTABILIDAD MÁS IMPORTANTES.
LOS ESTADOS FINANCIEROS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS DE ACUERDO CON PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS, Y A CONTINUACIÓN SE RESUMEN LAS POLÍTICAS DE CONTABILIDAD MÁS IMPORTANTES, INCLUYENDO LOS CONCEPTOS, MÉTODOS Y CRITERIOS RELATIVOS AL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA.

a. LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE MARZO DE 2006.

b. TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑÍAS SE ELIMINAN EN LA CONSOLIDACIÓN. LA CONSOLIDACIÓN SE EFECTUÓ CON BASE EN ESTADOS FINANCIEROS AUDITADOS DE LAS SUBSIDIARIAS.

c. A PARTIR DEL EJERCICIO DE 2004, GRUPHER Y SUBSIDIARIAS ADOPTARON ANTICIPADAMENTE LAS DISPOSICIONES DEL BOLETÍN B-7 =ADQUISICIONES DE NEGOCIOS= LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL MÉTODO DE COMPRA COMO REGLA ÚNICA DE VALUACIÓN PARA LA ADQUISICIÓN DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CRÉDITO MERCANTIL, ELIMINANDO SU AMORTIZACIÓN A PARTIR DE LA ENTRADA EN VIGOR DE ESTE BOLETÍN Y SUJETÁNDOLO A REGLAS DE DETERIORO DE FORMA ANUAL; ASIMISMO, DA REGLAS ESPECÍFICAS EN LA ADQUISICIÓN DEL INTERÉS MINORITARIO Y DE TRANSFERENCIAS DE ACTIVOS O INTERCAMBIO DE ACCIONES ENTRE ENTIDADES DE UN MISMO GRUPO. ANTERIORMENTE GRUPHER Y SUBSIDIARIAS RECONOCÍAN EL VALOR NETO EN LIBROS DE LAS ACCIONES ADQUIRIDAS MEDIANTE CARGOS SISTEMÁTICOS A LOS RESULTADOS DEL EJERCICIO EN UN PLAZO DE 15 AÑOS.

d. LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

e. LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCIÓN, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINÓ POR EL MÉTODO DE ÚLTIMAS ENTRADAS PRIMERAS - SALIDAS.

f. LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACIÓN A SU COSTO DE ADQUISICIÓN DE FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), EN EL CASO ESPECÍFICO DE ALGUNOS ACTIVOS, SE ACTUALIZAN LIMITADOS HASTA EL VALOR DE MERCADO.

LA DEPRECIACIÓN SE CALCULA POR EL MÉTODO DE LÍNEA RECTA CON BASE EN LAS VIDAS ÚTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACIÓN DE LA COMPAÑÍA, TANTO SOBRE EL COSTO DE ADQUISICIÓN, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACIÓN.

EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO. (VÉASE NOTA 1G.).

g. A PARTIR DEL EJERCICIO DE 2004, GRUPHER Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETÍN C-15 =DETERIORO EN EL VALOR DE LOS ACTIVOS DE LARGA DURACIÓN Y SU DISPOSICIÓN=, EMITIDO POR EL INSTITUTO MEXICANO DE CONTADORES PÚBLICO (IMCP), EL CUAL ESTABLECE ENTRE OTRAS COSAS, CRITERIOS PARA LA IDENTIFICACIÓN Y, EN SU CASO, REGISTRO POR LAS PÉRDIDAS POR DETERIORO O BAJA DE VALOR EN LOS ACTIVOS DE LARGA DURACIÓN, TANGIBLES E INTANGIBLES, INCLUYENDO EL CRÉDITO MERCANTIL. LOS CÁLCULOS EN GRUPHER Y SUBSIDIARIAS POR LA ADOPCIÓN DE LOS LINEAMIENTOS DE ESTE BOLETÍN AL 1 DE ENERO DE 2004 DETERMINARON UN EFECTO NETO DE IMPUESTOS DE $94,692 CON CARGO A LOS RESULTADOS DEL EJERCICIO; ASIMISMO, AL FINAL DEL EJERCICIO DE 2005 Y DE 2004 SE DETERMINARON EFECTOS DE CRÉDITO A LOS RESULTADOS DE ESTOS EJERCICIOS COMO RESULTADO DE REVERSIONES DEBIDO A CAMBIOS EN LAS CONDICIONES ORIGINALES CUYOS EFECTOS FUERON DE $53,587 Y $22,191, RESPECTIVAMENTE.

h. LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ÉSTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONÓMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. AL 31 DE MARZO DE 2006 Y 2005 SE PRESENTAN EN EL BALANCE GENERAL EN EL RENGLÓN DE OTROS ACTIVOS. LOS ACTIVOS INTANGIBLES CON VIDA ÚTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMÁTICAMENTE, CON BASE EN LA MEJOR ESTIMACIÓN DE SU VIDA ÚTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONÓMICOS FUTUROS. EL VALOR DE ESOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO. COMO RESULTADO DE LOS ESTUDIOS EFECTUADOS EN LOS AÑOS DE 2005 Y 2004, NO RESULTARON EFECTOS A REGISTRAR EN LOS RESULTADOS DE DICHOS EJERCICIOS.

i. LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

j. EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

k. LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS, ASÍ COMO LAS OBLIGACIONES QUE EXISTEN BAJO LOS PLANES DE RETIRO ESTABLECIDOS PARA LOS EMPLEADOS, A LOS CUALES ÉSTOS NO CONTRIBUYEN, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN TALES SERVICIOS, CON BASE EN ESTUDIOS ACTUARIALES REALIZADOS UTILIZANDO EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO.

A PARTIR DEL 1 DE ENERO DE 2005, LA COMPAÑÍA ADOPTÓ LAS ADECUACIONES AL BOLETÍN D-3 =OBLIGACIONES LABORALES=, EL CUAL INCORPORA REGLAS DE VALUACIÓN, PRESENTACIÓN Y REGISTRO PARA EL RECONOCIMIENTO DE OBLIGACIONES POR REMUNERACIONES AL TÉRMINO DE LA RELACIÓN

LABORAL POR CAUSAS DISTINTAS A REESTRUCTURACIÓN. ESTOS EFECTOS TAMBIÉN SE RECONOCEN MEDIANTE ESTUDIOS ACTUARIALES REALIZADOS UTILIZANDO EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO. EL EFECTO DEL COSTO NETO DEL PERÍODO POR ESTE TIPO DE REMUNERACIONES FUE POCO IMPORTANTE EN LOS RESULTADOS DEL AÑO. LA ADOPCIÓN INICIAL DE DICHAS ADECUACIONES GENERÓ UN PASIVO DE $6,754 Y UN ACTIVO DE TRANSICIÓN DE $6,126, ESTE ÚLTIMO SE AMORTIZARÁ EN 9.7 AÑOS, QUE CORRESPONDE AL PLAZO DE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES, POR EL RECONOCIMIENTO DE LOS SERVICIOS ANTERIORES POR REMUNERACIONES AL TÉRMINO DE LA RELACIÓN LABORAL.

A CONTINUACIÓN SE RESUMEN LOS PRINCIPALES DATOS FINANCIEROS DE DICHOS PLANES AL 31 DE MARZO DE 2006 Y DE 2005.

	31 DE MARZO DE	
ACTIVOS Y PASIVOS DEL PLAN DE PRIMAS DE ANTIGÜEDAD, PLAN DE PENSIONES Y AL TÉRMINO DE LA RELACIÓN LABORAL	2006	2005
OBLIGACIÓN POR BENEFICIOS PROYECTADOS	($100,654)	($83,785)
ACTIVOS DE LOS PLANES A VALOR DE MERCADO	38,547	20,128
SERVICIOS ANTERIORES NO AMORTIZADOS	33,385	34,299
VARIACIÓN EN SUPUESTOS Y AJUSTES NO AMORTIZADOS	8,072	5,741
PASIVO NETO PROYECTADO	($20,650)	($23,617)
OBLIGACIÓN POR DERECHOS ADQUIRIDOS		
OBLIGACIÓN POR BENEFICIOS ACTUALES	($84,891)	($65,881)
PASIVO DE TRANSICIÓN NO AMORTIZADO	($64,241)	($42,266)
COSTO NETO DEL PERÍODO	$ 3,075	$ 2,079

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

l. LAS TRANSACCIONES EN MONEDAS EXTRANJERAS SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CONCERTACIÓN.

LOS ACTIVOS Y PASIVOS EN DICHAS MONEDAS SE EXPRESAN EN MONEDA NACIONAL A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL. LAS DIFERENCIAS MOTIVADAS POR FLUCTUACIONES EN LOS TIPOS DE CAMBIO ENTRE LAS FECHAS DE CONCERTACIÓN DE LAS TRANSACCIONES Y SU LIQUIDACIÓN O VALUACIÓN AL CIERRE DEL EJERCICIO SE APLICAN A LOS RESULTADOS.

m. EL RESULTADO POR POSICIÓN MONETARIA REPRESENTA EL EFECTO DE LA INFLACIÓN MEDIDA EN TÉRMINOS DEL INPC SOBRE EL NETO DE LOS ACTIVOS Y PASIVOS MONETARIOS MENSUALES DEL AÑO.

n. EL CAPITAL SOCIAL, LA PRIMA EN SUSCRIPCIÓN DE ACCIONES Y LOS RESULTADOS ACUMULADOS REPRESENTAN EL VALOR DE DICHOS CONCEPTOS EN TÉRMINOS DE PODER ADQUISITIVO AL FIN DEL EJERCICIO, Y SE DETERMINAN APLICANDO A LOS IMPORTES HISTÓRICOS FACTORES DERIVADOS DEL INPC.

LA PRIMA EN SUSCRIPCIÓN DE ACCIONES REPRESENTA LA DIFERENCIA EN EXCESO ENTRE EL PAGO DE LAS ACCIONES SUSCRITAS Y EL VALOR NOMINAL DE LAS MISMAS.

o. LA INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE ESTÁ REPRESENTADA BÁSICAMENTE POR EL RESULTADO ACUMULADO POR POSICIÓN MONETARIA Y POR EL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS, EL CUAL REPRESENTA UN INCREMENTO EN EL VALOR ACTUALIZADO DE ESTOS ACTIVOS, APLICANDO COSTOS ESPECÍFICOS, POR ENCIMA O POR DEBAJO DE LA INFLACIÓN MEDIDA EN TÉRMINOS DEL INPC.

p. LA UTILIDAD NETA POR ACCIÓN ESTÁ CALCULADA CON BASE EN EL PROMEDIO PONDERADO DE ACCIONES EN CIRCULACIÓN DE ACUERDO CON LAS DISPOSICIONES CONTENIDAS EN EL BOLETÍN B-14 =UTILIDAD POR ACCIÓN= EMITIDO POR EL IMCP.

q. LA UTILIDAD INTEGRAL ESTÁ REPRESENTADA POR LA UTILIDAD NETA, MÁS LOS EFECTOS DEL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS Y LA PÉRDIDA POR LA CONVERSIÓN DE MONEDA EXTRANJERA, ASÍ COMO POR AQUELLAS PARTIDAS QUE POR DISPOSICIÓN ESPECÍFICA SE REFLEJAN EN EL CAPITAL CONTABLE Y NO CONSTITUYEN APORTACIONES, REDUCCIONES Y DISTRIBUCIONES DE CAPITAL, Y SE ACTUALIZA APLICANDO FACTORES DERIVADOS DEL INPC.

A CONTINUACIÓN SE PRESENTA EL ANÁLISIS DE LA UTILIDAD INTEGRAL:

31 DE MARZO DE 2005

	UTILIDAD	INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL	INTERÉS MINORITARIO	UTILIDAD INTEGRAL
UTILIDAD NETA	$ 83,603	$ 46,338	$129,941	
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS		$ 0		
	$ 83,603	$ 0	$ 46,338	$129,941

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

INMUEBLES	337,273	76,996	260,277	368,486	167,908	460,855
MAQUINARIA	836,311	291,466	544,845	860,927	473,032	932,740
EQ.TRANSP.	32,342	19,380	12,962	42,945	35,180	20,727
EQ.OFNA.	42,760	17,283	25,477	37,808	30,548	32,737
EQ.COMPUTO	51,930	39,396	12,534	17,099	13,553	16,080
EQ.PESCA	193,237	7,359	185,878	1,582	2,468	184,992
OTROS	3,959	653	3,306	951	142	4,115
TOTAL	1,497,812	452,533	1,045,279	1,329,798	722,831	1,652,246

Activos No Depreciables

TERRENOS	112,287		112,287	161,487		273,774
CONSTRUCC. EN PROCESO	97,905		97,905			97,905
TOTAL	210,192		210,192	161,487		371,679
TOTAL	1,708,004	452,533	1,255,471	1,491,285	722,831	2,023,925

NOTA 4. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL	432,275	469,972	902,247
PRIMA EN VENTA DE ACCIONES	43,572	162,872	206,444
RESERVA LEGAL	43,435	47,519	90,954
RESULTADOS ACUMULADOS	1,477,571	1,342,029	2,819,600
RVA P/ ADQUIS DE ACCS PROP	69,433	165,440	234,873
EXC (INSUF) EN LA ACT DEL CAP		(2,246,843)	(2,246,843)
RESULTADO DEL EJERCICIO	83,603	0	83,603
TOTAL	2,149,889	(59,011)	2,090,878

NOTA 5. RESERVA PARA RECOMPRA DE ACCIONES.

A LA FECHA DE CIERRE DEL PRIMER TRIMESTRE DEL AÑO 2006 HABÍA EN CIRCULACIÓN 431,999,963 ACCIONES.
A LA FECHA DE EMISIÓN Y ENVÍO DE ESTE REPORTE HABÍA EN CIRCULACIÓN LAS MISMAS ACCIONES.

NOTA 6. COSTO INTEGRAL DE FINANCIAMIENTO.

EL COSTO INTEGRAL DE FINANCIAMIENTO ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:

	CONSOLIDADO
INTERESES PAGADOS	25,097
INTERESES GANADOS	2,968
PÉRDIDA/(UTILIDAD)CAMBIARIA	2,989
RESULTADO POR POSICIÓN MONETARIA	(4,607)
TOTAL	20,511

NOTA 7. IMPUESTOS DIFERIDOS.

DE ACUERDO A PRINCIPIOS DE CONTABILIDAD, ES OBLIGATORIO RECONOCER LOS IMPUESTOS DIFERIDOS DEL IMPUESTO SOBRE LA RENTA Y DE LA PARTICIPACIÓN A LOS TRABAJADORES EN LA UTILIDAD, DERIVADOS DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

LOS EFECTOS ACUMULADOS AL 31 DE MARZO FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	274
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	185,353

NOTA 8.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	CIERRE	ADQUIS	FACTOR	MENSUAL	ACUMUL
Abr-05	20,765	20,765	117.309	113.842	1.0304	21,396	21,396
May-05	22,798	43,563	117.309	113.556	1.0330	23,550	44,947
Jun-05	25,702	69,265	117.309	113.447	1.0340	26,576	71,522
Jul-05	18,843	88,108	117.309	113.891	1.0300	19,408	90,931
Ago-05	28,694	116,802	117.309	114.027	1.0287	29,518	120,448
Sep-05	28,364	145,166	117.309	114.484	1.0246	29,062	149,510
Oct-05	26,147	171,313	117.309	114.765	1.0221	26,725	176,235

Nov-05	38,579	209,892	117.309	115.591	1.0148	39,150	215,385
Dic-05	34,749	244,641	117.309	116.301	1.0086	35,048	250,433
Ene-06	15,380	260,755	117.309	116.983	1.0027	16,158	266,590
Feb-06	19,410	281,250	117.309	117.162	1.0012	20,520	287,110
Mar-06	15,997	325,067	117.309	117.309	1.0000	43,817	330,927

NOTA 9

AL 31 DE MARZO DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	5,411	2,216	7,627
PASIVOS MONETARIOS	21,149	52	21,201
POSICIÓN NETA	(15,738)	2,164	(13,574)

AL 31 DE MARZO DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	CONSOLIDADO
INVENTARIOS	2,882
MAQUINARIA Y EQUIPO	117,800
TOTAL	120,682

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	$1,266,876	110,406	$1,377,282
UTILIDAD (PÉRDIDA) DE OPERACIÓN	192,053	16,737	208,790
UTILIDAD NETA	76,901	6,702	83,603
DEPRECIACIÓN Y AMORTIZACIÓN	26,910	2,345	29,255
EBITDA	218,963	19,082	238,045
ACTIVOS TOTALES	4,152,292	361,865	4,514,157
PASIVOS TOTALES	1,593,816	138,898	1,732,714

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

NOTA 11 - IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IA), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y AMORTIZACIÓN DE PÉRDIDAS FISCALES:

LA COMPAÑÍA Y SUS SUBSIDIARIAS TIENEN AUTORIZACIÓN DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO PARA DETERMINAR SU RESULTADO FISCAL E IA SOBRE BASES CONSOLIDADAS.

LOS CARGOS POR ISR Y PTU NO SON PROPORCIONALES A LA UTILIDAD ANTES DE ESTOS GRAVÁMENES, DEBIDO BÁSICAMENTE AL EFECTO DE LAS PARTIDAS DE CONCILIACIÓN DE NATURALEZA PERMANENTE (DEPRECIACIÓN POR REVALUACIÓN, Y EL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN SOBRE BASES DIFERENTES PARA FINES CONTABLES Y FISCALES).

COMO RESULTADO DE LAS MODIFICACIONES A LA LEY DEL ISR, APROBADAS EL 13 DE NOVIEMBRE DE 2004, LA TASA DE ISR SERÁ DEL 29% Y 28% EN 2006 Y 2007, RESPECTIVAMENTE.

NOTA 12 PARTIDAS EXTRAORDINARIAS:

NO SE HAN APLICADO PARTIDAS EXTRAORDINARIAS EN EL PERIODO.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
HERDEZ, S.A. DE C.V.	PRODUCCIION DE ALIMENTOS ENVASADOS	300,000,000	100.00
COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V.	COMERCIALIZACIÓN DE PRODUCTOS ALIMENTIC	326,672,310	100.00
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	450,000,000	50.00
GRUPO BUFALO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	37,000,063	100.00
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODUC ALIMENTICIOS	1,000,000	50.00
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100.00
ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V.	PROD VEGET DESHIDRATADOS	5,388,187	100.00
HERSEA, S.A. DE C.V.	PESCA Y COMERC DE PRODS DEL MAR	40,050	100.00
BARILLA MEXICO, S.A. DE C.V.	IMPORTACION DE PASTAS Y SALSAS	117,748,096	50.00
SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.	PROD AGROPECUARIA, FORESTAL Y APÍCOLA	4,550,000	95.00
HERMARCAS, S.A. DE C.V.	USO, EXPLOTACIÓN Y ADQUISICIÓN DE MARCA	25,459,860	100.00
		0	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					94,461
TOTAL				0	94,461

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ — QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BANCOMEXT	20/03/2007	9.95	0	43,333	0	0	0	0						
BANCOMEXT	16/03/2009	9.95	0	0	0	86,667	0	0						
BANCOMEXT	20/12/2006	6.04							0	72,623	0	0	0	0
BANCOMEXT	19/12/2008	6.04							0	0	0	145,246	0	0
SECURED														
COMMERCIAL BANKS														
INBURSA	18/04/2006	9.15	0	4,000	0	0	0	0						
BANCOMER	31/03/2010	9.70	0	18,889	0	0	0	61,389						
INBURSA	01/12/2010	11.08	0	44,000	0	0	0	126,000						
INBURSA	01/12/2010	10.20	0	14,000	0	0	0	40,500						
SCOTIABANK INVERLAT	30/09/2008	8.47	0	25,000	0	37,500	0	0						
INBURSA	01/12/2010	11.05	0	0	0	0	0	49,000						
BANAMEX	22/12/2010	9.75	0	6,250	0	0	0	93,750						
INBURSA	01/12/2010	10.98	0	0	0	0	0	100,000						
OTHER														
TOTAL BANKS			0	155,472	0	124,167	0	470,639	0	72,623	0	145,246	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS PROVEEDORES		0.00	0	294,445	0	0	0	0						
VARIOS PROVEEDORES		0.00							0	12,664	0	0	0	0
TOTAL SUPPLIERS			0	294,445	0	0	0	0	0	12,664	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS PASIVOS		0.00	0	23,775	0	0	0	0						
		0.00							0	0	0	0	0	0
TOTAL			0	473,692	0	124,167	0	470,639	0	65,287	0	145,246	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	5,411	58,942	2,216	24,143	83,085
LIABILITIES POSITION	21,148	230,381	52	565	230,946
SHORT-TERM LIABILITIES POSITION	7,815	85,135	52	565	85,700
LONG-TERM LIABILITIES POSITION	13,333	145,246	0	0	145,246
NET BALANCE	(15,737)	(171,439)	2,164	23,578	(147,861)

NOTES

EL TIPO DE CAMBIO DOLAR A PESO UTILIZADO FUE POR 10.8935
EL TIPO DE CAMBIO EURO A PESO UTILIZADO FUE POR 13.2165

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	2,928,584	3,332,340	(403,756)	0.00	(2,345)
FEBRUARY	2,684,932	3,121,996	(437,065)	0.01	(656)
MARCH	2,582,219	2,979,063	(396,845)	0.01	(1,152)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	(454)
TOTAL					(4,607)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FAB MAY MOST JUG Y MERM	14,000	78.00
PLANTA SLP McCORMICK EL DUQUE	FAB MAY MOST ESPECIAS TE	5,000	82.00
PLANTA SLP INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS, JUGOS	11,500	60.00
PLANTA SLP BARILLA EL DUQUE	FAB PASTAS	19,260	85.00
PLANTA ENSENADA	FAB SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	60.00
CENTRO DE DIST MÉXICO	DISTRIBUCIÓN DE PRODS HERDEZ, D	17,272	95.00
CENTRO DE DIST CHIHUAHUA	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,300	90.00
CENTRO DE DIST SLP	DISTRIBUCIÓN DE PRODS HERDEZ, D	6,420	90.00
CENTRO DE DIST GUADALAJARA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,843	90.00
CENTRO DE DIST MÉRIDA	DISTRIBUCIÓN DE PRODS HERDEZ, D	1,600	90.00
CENTRO DE DIST TIJUANA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,355	90.00
CENTRO DE DIST MONTERREY	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,204	90.00
CENTRO DE DIST PUEBLA	DISTRIBUCIÓN DE PRODS HERDEZ, D	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACÍFIC				6.30
FRASCO	COMPAÑÍA VIDRIERA, S.A. DE C.V.				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.60
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTÓN TITÁN				1.00
ACEITE DE SOYA	RAGASA INDUSTRIAS				3.76
ACEITE DE SOYA	CARGILL DE MEXICO				5.16

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	3,907	682,765	0.0	HERDEZ	WALMART
JUGOS, FRUTAS Y POST	1,079	133,958	0.0	DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	730	115,005	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	686	190,690	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	2,152	125,911	0.0	BARILLA	ISSSTE
VARIOS	45	18,547	0.0	CARLOTA	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	778	88,198	0.0		
JUGOS, FRUTAS Y POST	18	2,615	0.0		
VEGETALES	142	15,311	0.0		
MARISCOS Y CARNES	20	3,587	0.0		
VARIOS	7	695	0.0		
TOTAL		1,377,282			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	778	88,198	USA	HERDEZ	
JUGOS, FRUTAS Y POST	18	2,615	CENTROAMERICA	DOÑA MARIA	
VEGETALES	142	15,311	SUDAMERICA	BUFALO	
MARISCOS Y CARNES	20	3,587	EUROPA	CARLOTA	
VARIOS	7	695			
FOREIGN SUBSIDIARIES					

TOTAL	110,406	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	388,799,963	278,091,872	153,908,091	43,227	389,048
TOTAL			43,200,000	388,799,963	278,091,872	153,908,091	43,227	389,048

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 431,999,963

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NOTES TO FINANCIAL STATEMENTS

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS